UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

OSI Pharmaceuticals, Inc.
(Name of Subject Company)

OSI Pharmaceuticals, Inc.
(Name of Person Filing Statement)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

671040103
(CUSIP Number of Class of Securities)

Barbara A. Wood, Esq.
Senior Vice President, General Counsel and Secretary
41 Pinelawn Road
Melville, New York 11747
(631) 962-2000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Roger S. Aaron, Esq.
Robert B. Pincus, Esq.
Steven J. Daniels, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
(212) 735-3000

☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information
Item 2. Identity and Background of Filing Person
Item 3. Past Contacts, Transactions, Negotiations, and Agreements
Item 4.The Solicitation or Recommendation
Item 5. Persons/Assets, Retained, Employed, Compensated or Used
Item 6. Interest in Securities of the Subject Company.
Item 7. Purposes of the Transaction and Plans or Proposals
Item 8. Additional Information
CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS
Item 9. Exhibits
SIGNATURE
EX-99.A.1
EX-99.A.2
EX-99.A.3
EX-99.A.4
EX-99.A.5
EX-99.E.2
EX-99.E.24
EX-99.E.25
EX-99.E.26
EX-99.E.27

Item 1.	Subject Company Information

(a) Name and Address

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits attached hereto, this “Statement”) relates is OSI Pharmaceuticals, Inc., a Delaware corporation (“OSI” or the “Company”). The Company’s principal executive offices are located at 41 Pinelawn Road, Melville, New York 11747. The Company’s telephone number at this address is (631) 962-2000.

(b) Securities

The title of the class of equity securities to which this Statement relates is the Company’s common stock, par value $0.01 per share (the “Common Stock”), including the associated rights to purchase shares of Series SRP Junior Participating Preferred Stock, par value $0.01 (the “Rights,” and together with the Common Stock, the “Shares”), issued pursuant to the Rights Agreement, dated as of September 27, 2000, by and between the Company and The Bank of New York, as Rights Agent (the “Rights Agreement”). As of March 11, 2010, there were 59,584,137 Shares outstanding.

Item 2.	Identity and Background of Filing Person

(a) Name and Address

The name, business address and business telephone of the Company, which is the subject company and the person filing this Statement, are set forth in Item 1 above. The Company’s website address is www.osip.com. The information on the Company’s website should not be considered a part of this Statement or incorporated herein by reference.

(b) Tender Offer

This Statement relates to the unsolicited tender offer by Ruby Acquisition, Inc. (“Purchaser”), a Delaware corporation and a wholly-owned subsidiary of Astellas US Holding, Inc. (“Parent”), a Delaware corporation and a wholly-owned subsidiary of Astellas Pharma Inc. (“Astellas”), a corporation formed under the laws of Japan, pursuant to which Purchaser has offered to purchase all of the issued and outstanding Shares, at a price of $52.00 net per Share in cash (subject to applicable withholding taxes), without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 2, 2010 (the “Offer to Purchase”) and in the related Letter of Transmittal, (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The Offer is described in the Tender Offer Statement on Schedule TO (together with exhibits thereto, as amended, the “Schedule TO”), filed with the Securities and Exchange Commission (the “SEC”) on March 2, 2010 by Purchaser, Parent and Astellas.

The Schedule TO indicates that the purpose of the Offer is to acquire control of, and ultimately the entire equity interest in, the Company. The Offer, as the first step in the acquisition of the Company, is intended to facilitate the acquisition of all issued and outstanding Shares. If the Offer is consummated, Astellas and Purchaser intend, as soon as practicable after consummation of the Offer, to have Astellas and Purchaser, or another direct or indirect wholly-owned subsidiary of Astellas, consummate a second-step merger (the “Proposed Merger”). At the effective time of the Proposed Merger, each then outstanding Share (other than Shares held by Astellas and its subsidiaries, Shares held in the treasury of the Company, Shares held by subsidiaries of the Company, if any, and Shares held by the Company’s stockholders who have perfected their appraisal rights in accordance with Section 262 of the General Corporation Law of the State of Delaware (“DGCL”)) would be canceled and converted automatically into the right to receive an amount in cash per Share equal to the highest price per Share paid by Purchaser pursuant to the Offer, without interest (and less any applicable withholding taxes). Upon consummation of the Proposed Merger, the Company would be a direct or indirect wholly-owned subsidiary of Astellas.

The Schedule TO provides that the Offer is conditioned upon fifteen conditions including, among other conditions, (i) there having been validly tendered and not properly withdrawn before the expiration of the Offer at least the number of Shares which, together with the Shares then owned by Astellas and its subsidiaries (including Purchaser), represents at least a majority of the total number of Shares outstanding calculated on a fully-diluted basis, (ii) the Company’s Board of Directors (the “Board” or the “OSI Board”) having redeemed the Rights or Purchaser being satisfied, in its reasonable discretion, that the Rights have been invalidated or are otherwise inapplicable to the Offer and the Proposed Merger, (iii) the OSI Board having approved the Offer and the Proposed Merger such that, or Purchaser otherwise being satisfied, in its reasonable discretion, that, the restrictions on business combinations with interested stockholders set forth in Section 203 of the DGCL are inapplicable to the Offer and the Proposed Merger, (iv) the Company not having directly or indirectly sold, licensed or otherwise transferred or encumbered in whole or in part (and not having agreed directly or indirectly to sell, license or otherwise transfer or encumber in whole or in part) any rights or assets related to or in connection with its flagship oncology product, Tarceva® (erlotinib) other than as provided in, and only to the extent (if any) required by, agreements to which the Company is a party and which have been filed by the Company with the SEC on or prior to February 26, 2010 and (v) any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, having expired or been terminated.

According to the Schedule TO, Astellas’ principal executive office is located at 3-11, Nihonbashi-Honcho, 2-chome, Chuo-ku Tokyo 103-8411, Japan and its telephone number at such address is (81) 3-3244-3000, and the executive offices of Parent and Purchaser are located at Three Parkway North, Deerfield, IL 60015. The telephone number of Parent and Purchaser at such address is (847) 317-8800.

With respect to all information described in this Statement or the annexes and exhibits to this Statement contained in the Offer to Purchase, the related Letter of Transmittal, the Schedule TO, and any exhibits, amendments or supplements thereto, including information concerning Astellas, Parent and Purchaser or their respective affiliates, officers or directors, or actions or events with respect to any of them, the Company takes no responsibility for the accuracy or completeness of such information or for any failure by Astellas, Parent or Purchaser to disclose events or circumstances that may have occurred and may affect the significance, completeness or accuracy of any such information.

Item 3.	Past Contacts, Transactions, Negotiations, and Agreements

Except as described in this Statement or in the excerpts from the Company’s Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 29, 2009 (the “2009 Proxy Statement”), relating to the Company’s 2009 Annual Meeting of Stockholders, which excerpts are filed as Exhibit (e)(1) to this Statement and incorporated herein by reference, or as otherwise incorporated herein by reference, to the knowledge of the Company, as of the date of this Statement, there are no material agreements, arrangements, or understandings, nor any actual or potential conflicts of interest between the Company or any of its affiliates, on the one hand, and (i) the Company or any of its executive officers, directors or affiliates, or (ii) Astellas, Parent, Purchaser or any of their respective executive officers, directors or affiliates, on the other hand.

Any information incorporated herein by reference shall be deemed modified or superseded for purposes of this Statement to the extent that any information contained herein modifies or supersedes such information.

The information contained in Item 4 below is incorporated by reference into this Item 3. In addition, Exhibit (e)(1) includes the following sections of the 2009 Proxy Statement: “Voting Securities and Principal Stockholders”, “Executive Compensation” and “Director Compensation”, which are incorporated herein by reference.

Fujisawa License Agreement

In December 2003, the Company entered into a license agreement (the “Fujisawa License Agreement”) with Fujisawa Pharmaceutical Co., Ltd. (“Fujisawa”), in order to obtain from Fujisawa an exclusive license to certain Fujisawa patents implicated in the Company’s use of its clinical candidate, OSI-930, in the field of oncology. The current party to the Fujisawa License Agreement with the Company is Astellas, the successor-in-interest to Fujisawa. Under the terms of the Fujisawa License Agreement, the Company made an initial payment of $300,000 to Fujisawa and a $400,000 milestone payment upon the approval of the Investigational New Drug Application for a licensed product containing OSI-930, any of its derivatives or any c-kit inhibitor (a “Licensed Product”). The Company currently pays an annual $50,000 maintenance fee, which the Company is obligated to pay Astellas (until the launch of the first Licensed Product). Pursuant to the terms of the Fujisawa License Agreement, the Company is also required to pay $3,000,000 upon the first approval of a New Drug Application on a Licensed Product in the United States and royalties equal to 3.5% of the net sales of a Licensed Product in any country where Fujisawa has a valid patent claim. Each party has agreed to indemnify and hold harmless the other party and its representatives and affiliates for certain losses in connection with the transactions contemplated by the Fujisawa License Agreement. Each party may terminate the Fujisawa License Agreement upon sixty-days’ prior written notice to the other party in the event that the other party has committed certain breaches set forth in the Fujisawa License Agreement or has filed a petition for bankruptcy, corporate reorganization, civil rehabilitation or other insolvency proceedings. Unless earlier terminated, the term of the Fujisawa License Agreement will continue until the last to expire of the valid patent claims or published patent applications of the patent rights licensed under the Fujisawa License Agreement.

The foregoing summary of the Fujisawa License Agreement is qualified in its entirety by reference to the text of the Fujisawa License Agreement, a copy of which is filed as Exhibit (e)(2) to this Statement and incorporated by reference into this Item 3.

Mr. Kenneth B. Lee’s Former Role as Consultant to Astellas Venture Capital an Affiliate of Astellas

From November 2003 to November 2005, Mr. Kenneth B. Lee, Jr., a member of the Company’s Board, served as a consultant to Astellas Venture Capital (“AVM,” formerly Yamanouchi Venture Capital), a wholly-owned venture fund of Astellas (formerly Yamanouchi). In connection with his service as a consultant, Mr. Lee received annual compensation from AVM of $22,500 in 2004 and $15,000 in 2005, when his engagement was terminated.

Beneficial Ownership of Shares

According to the Schedule TO, Parent owned 1,000 Shares as of March 2, 2010. The 1,000 Shares owned by Parent represent less than 1% of the issued and outstanding Shares as of March 15, 2010.

Cash Consideration Payable to Directors and Executive Officers Pursuant to the Offer and Proposed Merger

As a group, the directors and executive officers of the Company held an aggregate of 324,263 Shares as of March 15, 2010. In the event that the directors or executive officers were to tender any Shares they own for purchase pursuant to the Offer, or if the Proposed Merger were to occur, the directors and executive officers would receive the same cash consideration per Share (on the same terms and conditions) as the other stockholders of the Company. If the directors and executive officers were to tender all of the 324,263 Shares owned by them for purchase pursuant to the Offer and those Shares were purchased by Purchaser for $52.00 per Share, the directors and executive officers would receive an aggregate of approximately $16.9 million in cash, less applicable withholding taxes. The foregoing amount does not include Shares subject to restricted stock units and options to purchase Shares, which are addressed in the following paragraph and in the section entitled “Potential Severance and Change of Control Benefits.” As discussed below under “Item 4 – The Solicitation or Recommendation,”

to the knowledge of the Company, none of the Company’s directors or executive officers currently intends to tender any of their Shares pursuant to the Offer.

The Company’s directors and executive officers have outstanding equity awards under the Company’s three Equity Incentive Plans (collectively, the “Company Equity Incentive Plans”): the 1997 Incentive and Non-Qualified Stock Option Plan, the 1999 Incentive and Non-Qualified Stock Option Plan and the Amended and Restated Stock Incentive Plan. As of March 15, 2010, the directors and executive officers of the Company beneficially held vested and exercisable options to purchase 1,250,447 Shares, with exercise prices ranging from $15.02 to $82.88 and an aggregate weighted average exercise price of $42.01 per Share for the options that were vested and exercisable as of that date. If the directors and executive officers were to exercise all vested options and tender all of the Shares subject thereto for purchase pursuant to the Offer, the directors and executive officers would receive an aggregate of approximately $63.8 million in cash with respect to such options (net of the exercise price necessary to purchase the Shares pursuant to the option exercise). See below under the section entitled “Potential Severance and Change of Control Benefits of Executive Officers” for information about unvested equity awards held by executive officers and directors. If the Proposed Merger is consummated following the Offer, the directors and executive officers would receive cash consideration equal to the product of the number of vested options they own and the difference between $52.00 and the exercise price of the options and the same cash consideration for each Share underlying a restricted stock award as the other stockholders of the Company would receive per Share, less any applicable withholding taxes.

The foregoing summary is qualified in its entirety by reference to the Company Equity Incentive Plans, copies of each of which are filed as Exhibits (e)(3) through (e)(5) to this Statement and incorporated herein by reference.

Potential Severance and Change of Control Benefits of Executive Officers

The Company’s executive officers have entered into, or participate in, as applicable, the various agreements and arrangements discussed below, which provide for severance and other benefits in connection with termination upon a change in control of the Company.

Colin Goddard, Ph.D. and Mr. Pierre Legault

The employment agreement, dated as of June 14, 2006, between the Company and Dr. Colin Goddard, the Company’s Chief Executive Officer, as amended on June 21, 2006, provides that if Dr. Goddard is terminated by the Company without cause, or terminates his employment for good reason, then he will be entitled to receive his accrued but unpaid salary and benefits, a continuation of health and disability benefits for a period of three years, three years of base salary and the pro-rata bonus he would have been entitled to receive for the fiscal year in which the termination occurs. The definition of “good reason” under Dr. Goddard’s agreement includes a change of control of the Company.

The employment agreement, dated as of December 16, 2008, between the Company and Mr. Pierre Legault, the Company’s Executive Vice President, Chief Financial Officer and Treasurer, provides that if Mr. Legault is terminated by the Company without cause, terminates his employment for good reason, or resigns within 60 days following a change of control, he will be entitled to receive his accrued but unpaid salary and benefits, a continuation of health benefits for a period of two years, and a lump sum equal to two years of base salary plus two years of his target bonus and his pro-rated target bonus for the year of termination through the date of termination. As used in Mr. Legault’s employment agreement, “good reason” means a material reduction in duties, responsibilities or reporting responsibilities; a reduction in base salary or target bonus; or a requirement of relocation whereby Mr. Legault is based more than 35 miles from the Company’s headquarters or his average commute from residence exceeds 45 minutes.

The employment agreements between the Company and each of Dr. Goddard and Mr. Legault also provide for a reimbursement (or “gross-up”) in respect of any “golden parachute” excise taxes imposed on their severance payments and any other payments and benefits under Section 4999 of the

Internal Revenue Code, provided that Mr. Legault’s excise tax gross-up will not be made if the total amount of change of control protection benefits exceeds the threshold by which such excise tax is triggered by less than 10%. If this threshold is not met, Mr. Legault’s severance payments and benefits would be reduced to the extent necessary to avoid the application of such excise tax.

Mr. Gabriel Leung

The employment agreement, dated as of May 16, 2003, between the Company and Mr. Gabriel Leung, the Company’s Executive Vice President and President, Pharmaceutical Business, as amended on January 5, 2004, provides that if Mr. Leung is terminated by the Company without cause, or terminates his employment for good reason, he will be entitled to receive his accrued but unpaid salary and benefits, a continuation of health benefits for a period of one year, payment of base salary for one year following and a pro-rata amount of the bonus he would have been entitled to receive for the fiscal year in which the termination occurs, based on the portion of such year during which he was employed. The definition of “good reason” under Mr. Leung’s employment agreement includes a change of control of the Company, which is defined as the sale of all or substantially all of the assets of the Company, or a merger or consolidation where the existing stockholders of the Company cease to hold a majority of the voting power of the Company, which would occur if the Proposed Merger is consummated.

Anker Lundemose, M.D., Ph.D., D. Sc.

The service contract, dated as of September 20, 2005, between Prosidion Limited, a wholly-owned subsidiary of the Company (“Prosidion”), and Dr. Anker Lundemose, the Company’s Executive Vice President, Corporate Development and Strategic Planning, provides that if he is terminated by the Company without cause, or terminates his employment for good reason, then he will be entitled to receive his accrued but unpaid salary and benefits and a lump sum payment equal to (a) one year of base salary and (b) the pro-rata bonus he would have been entitled to receive for the fiscal year in which the termination occurs, based on the portion of such year during which he was employed. The definition of “good reason” under Dr. Lundemose’s agreement includes a change of control of the Company or Prosidion.

Mr. Robert L. Simon

The employment letter agreement, dated as of November 15, 2001, between the Company and Mr. Robert Simon, the Company’s Executive Vice President, Pharmaceutical and Technical Operations, as amended on September 20, 2005, provides that if Mr. Simon is terminated by the Company without cause or terminates his employment within six months of a change in control of the Company for good reason, he will be entitled to receive a continuation of health benefits for a period of one year, payment of his base salary for a period of one year and a pro-rata bonus for the year of termination. Under Mr. Simon’s employment letter agreement, “good reason” includes a reduction in his total compensation package, duties or responsibilities, or the requirement that he relocate more than forty (40) miles from his present location or home.

Linda E. Amper, Ph.D. and Barbara A. Wood, Esq.

The change of control agreement, dated October 4, 2001, as amended and restated on December 4, 2007, between the Company and Dr. Linda Amper, the Company’s Senior Vice President, Human Resources and the change of control agreement, dated as of October 4, 2001, between the Company and Ms. Barbara Wood, Esq., the Company’s Senior Vice President, General Counsel and Secretary, as amended on September 20, 2005, each provide that if the officer’s employment with the Company is terminated without cause or if the officer voluntarily terminates for good reason at any time within six months following a change of control, then the officer will receive a lump sum severance payment equal to the officer’s annual salary for a period of one year, a pro-rated bonus for the year of termination, and one year of health benefits. “Good reason” under the terms of the change of control agreements for Dr. Amper and Ms. Wood includes (i) a decrease in total compensation package, (ii) the assignment of duties or responsibilities which are not commensurate with the officer’s position immediately prior to the sale or change of control, or (iii) the requirement to relocate to an office or facility more than forty (40) miles from the officer’s present location or forty (40) miles from the officer’s home.

The aggregate value of the cash severance payments and medical benefits which would be received by the executive officers referred to above, if the employment of each of them was terminated on March 15, 2010 in connection with the consummation of the Offer would be approximately $11.1 million.

Jonathan Rachman, M.D., Ph.D.

The employment agreement, dated as of March 2, 2005, between Prosidion and Dr. Jonathan Rachman, the Company’s Senior Vice President, Research and Development, Diabetes and Obesity, provides for a six month notice of termination or a payment of salary and benefits in lieu thereof.

The above summaries and descriptions of the employment or other agreements entered into with the executive officers are qualified in their entirety by reference to the agreements and the amendments and addenda thereto, copies of each of which are filed as Exhibits (e)(6) through (e)(20) to this Statement and are incorporated herein by reference.

Vesting of Equity upon a Change of Control

As of March 15, 2010, the executive officers of the Company as a group hold an aggregate of 944,813 unvested stock options and 193,557 unvested restricted stock and restricted stock units. The employment agreements or other arrangements described above for each of the Company’s executive officers, other than Dr. Rachman, provide that upon a change of control of the Company, all of their outstanding unvested equity grants vest and/or become immediately exercisable. Dr. Rachman’s most recent stock option agreement and restricted stock unit agreement, a copy of each of which is attached as Exhibits (e)(21) and (e)(22) and incorporated herein by reference, each provide for the acceleration of equity upon his termination following a change of control, unless the termination is for cause or a resignation without “good reason.” For purposes of these agreements, “good reason” includes (i) a decrease in total compensation package, (ii) the assignment of duties or responsibilities which are not commensurate with the officer’s position immediately prior to the sale or change of control, or (iii) the requirement to relocate to an office or facility more than forty (40) miles from the officer’s present location or forty (40) miles from the officer’s home. In the event that all such awards were to vest as of March 15, 2010 in connection with the Offer or the Proposed Merger, as applicable, the executive officers of the Company would receive an aggregate amount of approximately $24.2 million in respect of such awards (net, in the case of options, of the exercise price applicable to the option).

The following table describes for each executive officer the potential payments due upon the acceleration of vesting of awards as of March 15, 2010 (net, in the case of options, of the exercise price applicable to the options):

	Acceleration	Acceleration
	of Vesting	of Vesting
	Restricted	Restricted	Acceleration of
	Stock	Stock Unit	Vesting of
Name	Awards (1)	Awards (1)	Options (2)	Total
Colin Goddard, Ph.D.
Chief Executive Officer	$217,100	$5,281,050	$3,503,864	$9,002,014

Pierre Legault
Executive Vice President, Chief Financial Officer and Treasurer	-	$2,076,550	$1,059,500	$3,136,050

Robert L. Simon
Executive Vice President, Pharmaceutical and Technical Operations	$65,000	$1,676,486	$1,045,460	$2,786,946

Gabriel Leung
Executive Vice President and President, Pharmaceutical Business	$87,100	$1,439,080	$895,700	$2,421,880

Anker Lundemose, M.D. Ph.D., D. Sc.
Executive Vice President, Corporate Development and Strategic Planning	$87,100	$1,448,500	$930,384	$2,465,984

Barbara Wood, Esq.
Senior Vice President, General Counsel and Secretary	$65,000	$1,086,375	$702,000	$1,853,375

Linda E. Amper, Ph.D.
Senior Vice President, Human Resources	-	$1,068,188	$768,300	$1,836,488

Jonathan Rachman, M.D., Ph.D.
Senior Vice President, R&D Diabetes and Obesity, UK	-	$332,000	$348,400	$680,400

(1)	Assumes a purchase price of $52.00 per Share, and 100% acceleration of all unvested restricted stock and restricted stock unit awards.

(2)	Represents the net proceeds for 100% of unvested options, assuming options are exercised and Shares sold at $52.00 per Share.

Benefits Related to Ardsley Site Relocation

In 2009, the Compensation Committee of the Board approved the award of commitment bonuses to all of its U.S.-based employees who agreed to relocate to the Company’s new facility in Ardsley, New York. Of the Company’s executive officers, Messrs. Legault, Simon and Leung and Ms. Wood and Dr. Amper received these commitment bonuses. Dr. Goddard elected to forgo such commitment bonus. Certain relocation benefits were also provided to Messrs. Leung and Simon and Dr. Amper.

Summary of Potential Change of Control Benefits

The following table summarizes, as of March 15, 2010 (unless specified otherwise below), the aforementioned potential severance and other benefits which may be payable in connection with a change of control of the Company as defined under, and in accordance with, the respective employment agreements or other arrangements described above (excluding the amount of any applicable withholding taxes), assuming termination of the executive on March 15, 2010 and an Offer price of $52.00:

				Value of
	Cash			Accelerated
	Severance		Medical	Equity
Name	Payment		Continuation	Awards	Total
Colin Goddard, Ph.D.
Chief Executive Officer(a)	$5,488,414	(c)	$59,436	$9,002,014	$14,549,864

Pierre Legault
Executive Vice President, Chief Financial Officer and Treasurer(b)	$3,074,605	(d)	$31,488	$3,136,050	$6,242,143

Robert L. Simon
Executive Vice President, Pharmaceutical and Technical Operations	$477,747	(e)	$19,812	$2,786,946	$3,284,505

Gabriel Leung
Executive Vice President and President, Pharmaceutical Business	$527,792	(e)	$19,812	$2,421,880	$2,969,484

Anker Lundemose, M.D. Ph.D., D. Sc. (f)
Executive Vice President, Corporate Development and Strategic Planning	$421,915	(e)	-	$2,465,984	$2,887,899

Barbara Wood, Esq.
Senior Vice President, General Counsel and Secretary	$426,800	(e)	$15,744	$1,853,375	$2,295,919

Linda E. Amper, Ph.D.
Senior Vice President, Human Resources	$357,676	(e)	$5,820	$1,836,488	$2,199,984

Jonathan Rachman, M.D., Ph.D.
Senior Vice President, R&D Diabetes and Obesity, UK (f)	$158,955	(g)	-	$680,400	$839,355

(a)	Dr. Goddard is entitled to receive tax gross-up payments in the event that his receipt of termination payments and other benefits following a change of control subjects him to an excise tax under Section 4999 of the U.S. Internal Revenue Code. Based on calculated severance amounts, Dr. Goddard would be subject to such excise tax, amounting to $3,219,274, assuming a March 15, 2010 termination date. This amount does not reflect the value that may be attributable to Dr. Goddard’s six-month non-competition and non-solicitation agreement with the Company. Such value may be offset from the parachute payments attributed to the executive in connection with a change in control.

(b)	Mr. Legault is entitled to receive tax gross-up payments in the event that his receipt of termination payments and other benefits following a change of control subjects him to an excise tax under Section 4999 of the U.S. Internal Revenue Code. Based on calculated severance amounts, Mr. Legault would be subject to such excise tax, amounting to $1,542,542, assuming a March 15, 2010 termination date. This amount does not reflect the value that may be attributable to Mr. Legault’s one-year non-competition and non-solicitation agreement with the Company. Such value may be offset from the parachute payments attributed to the executive in connection with a change in control.

(c)	Represents three years of 2010 base salary, pro-rated target bonus through March 15, 2010 and tax gross-ups in the amount referenced in footnote (a) above for payment of excise tax.

(d)	Represents two years of 2010 base salary, two years of Mr. Legault’s 2010 annual target bonus, pro-rated target bonus through March 15, 2010, and tax gross-ups in the amount referenced in footnote (b) above for payment of excise tax.

(e)	Represents one year of 2010 base salary and a pro-rated target bonus for the year of termination.

(f)	Compensation amounts have been converted from British Pounds Sterling to U.S. dollars using the average exchange rate for the period ended February 28, 2010 of $1.59.

(g)	Represents six months of 2010 base salary.

Indemnification of Directors and Officers

The Company’s Restated Certificate of Incorporation, a copy of which is attached as Exhibit (e)(23) and incorporated herein by reference, provides that the Company shall, to the fullest extent authorized by the DGCL, indemnify any person, or the legal representative of any person, who is or was a director, officer, employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise against liabilities incurred in his or her capacity as such. The Company’s Restated Certificate of Incorporation also provides that any amendment to the DGCL shall only be applicable to the extent any such amendment permits the Company to provide broader indemnification rights than such law permitted the Company to provide prior to such amendment. The Company’s Restated Certificate of Incorporation further provides that in the case of an action, suit or proceeding initiated by the indemnified person, the Company shall indemnify the person only if such action, suit or proceeding was authorized by the OSI Board. Additionally, the Company’s Restated Certificate of Incorporation provides that, to the fullest extent permitted by the DGCL, the Company shall advance expenses to such directors and officers in connection with defending a proceeding brought against such directors or officers by reason of the fact that he is or was serving in such capacity at the request of the Company. The Company’s Restated Certificate of Incorporation also contains a provision eliminating the liability of its directors to the Company or its stockholders for monetary damages for breach of fiduciary duty except under certain specified circumstances. The Company’s Restated Certificate of Incorporation also permits the Company to maintain insurance to protect itself and any of its directors, officers, employees or agents against any liability with respect to which the Company would have the power to indemnify such persons under the DGCL. The Company maintains officers’ and directors’ liability insurance which insures against certain liabilities that officers and directors of the Company may incur.

Item 4. The Solicitation or Recommendation

(a)     Solicitation Recommendation.  The Board has reviewed the Offer with the assistance of the Company’s management and legal and financial advisors and, after careful consideration, the Board has unanimously determined that the Offer is inadequate, substantially undervalues the Company and is not in the best interests of the Company and its stockholders. Accordingly, and for the reasons described in more detail below, the Board of Directors of the Company unanimously recommends that you REJECT the Offer and NOT TENDER your Shares pursuant to the Offer.

A copy of a letter to stockholders communicating the Board’s recommendation and a form of press release announcing such recommendation are filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and are incorporated herein by reference.

(b)     Background of the Offer; Reasons for Recommendation.

1.      Background.

On January 14, 2009, Dr. Colin Goddard, OSI’s Chief Executive Officer, met with Dr. Masaki Doi, then Vice President, Business Development of Astellas, and Dr. Kaori Maeda, then Associate Director, Business Development of Astellas, in San Francisco, California. In the course of the meeting,

Dr. Doi indicated that Astellas was interested in acquiring OSI. Dr. Goddard responded that OSI had an established strategy for the creation of long-term stockholder value, but that the OSI Board took its fiduciary responsibilities seriously and would certainly consider the near-term merits of any indication of interest in the Company against the longer term stockholder value creation potential of its ongoing strategic plan. Dr. Goddard noted, however, that in light of the pursuit of the Company’s strategic plan, he did not believe that it was the right time to sell the Company.

On February 2, 2009, Dr. Goddard received a letter from Mr. Masafumi Nogimori, President and CEO of Astellas (the text of this letter is attached as Exhibit (e)(24) to this Statement) containing a nonbinding indication of interest to acquire OSI at a price between $55.00 — $57.00 per Share in cash. The February 2nd Astellas indication of interest was nonbinding and preliminary in nature and subject to numerous conditions. In connection with its indication of interest, Astellas indicated that it would need approximately two months to complete its due diligence investigation of OSI and that it would require OSI to negotiate exclusively with Astellas until March 31, 2009, if OSI wished to pursue the indication of interest.

On February 5, 2009, the OSI Board met by teleconference with the Company’s management and advisors to discuss the nonbinding indication of interest received from Astellas. At the direction of the OSI Board, Dr. Goddard sent a letter to Mr. Nogimori (the text of this letter is attached as Exhibit (e)(25) to this Statement) indicating that the OSI Board would respond to Astellas’ indication of interest following a careful and thorough review.

On February 18, 2009, OSI’s Board met formally to consider the nonbinding indication of interest received from Astellas. Also present at the meeting were members of the Company’s management and advisors. The Board, along with the Company’s management and advisors, discussed Astellas’ nonbinding indication of interest, the M&A market in general and the Company’s strategic plan and future prospects. After deliberation, the Board unanimously determined that the $55.00 — $57.00 price reflected in Astellas’ nonbinding indication of interest was inadequate and substantially undervalued the Company based on a number of factors, including: the momentum of global Tarceva sales; the positive recent clinical results relating to Tarceva; the multiple future label and market expansion opportunities inherent in the Tarceva lifecycle plan; and the strength and long-term value creation potential of OSI’s research and development pipeline in oncology and diabetes and obesity. In reaching its determination, the Board also considered a number of other factors, including:

•	Astellas’ request for a two-month due diligence period and almost two months of exclusivity;

•	the highly conditional nature of Astellas’ indication of interest;

•	Astellas’ limited experience in consummating acquisitions together with the fact that Astellas was then actively engaged in an unsolicited takeover attempt for CV Therapeutics; and

•	the fact that a number of large pharmaceutical companies that might have been interested in a transaction with OSI were engaged in major transactions at that time, including Roche, the Company’s partner in the Tarceva franchise.

On February 19, 2009, Dr. Goddard sent a letter to Mr. Nogimori (the text of this letter is attached as Exhibit (e)(26) to this Statement) informing him of the Board’s decision.

On a number of occasions after the February 18, 2009 Board meeting through June 15, 2009, representatives of Astellas contacted representatives of OSI reiterating Astellas’ interest in OSI and requesting that OSI’s Board reconsider Astellas’ nonbinding indication of interest on the same terms and conditions that were determined by the Board to be inadequate and too conditional in February 2009. Although the OSI Board met on a number of occasions to consider these overtures, given that the terms and conditions of Astellas’ nonbinding indication of interest had not improved at all and that Astellas had not eliminated any of the conditionality of its nonbinding indication of interest or its request for exclusivity, the Board determined not to pursue these indications of interest.

There were no communications between OSI and Astellas or their representatives from July 1, 2009 until late December 2009.

On January 13, 2010, Dr. Anker Lundemose, OSI’s Executive Vice President of Corporate Development and Strategic Planning, met with Dr. Maeda and Mr. Chihiro Yokota, Vice President, Licensing & Alliances of Astellas, in San Francisco, California. Mr. Yokota indicated that Astellas continued to be interested in OSI. At the January 13th meeting, Dr. Lundemose gave a slide presentation to Dr. Maeda and Mr. Yokota regarding OSI’s business and indicated that OSI would be willing to consider alternative relationships with Astellas.

On January 29, 2010, Dr. Lundemose emailed Mr. Yokota informing him that Dr. Goddard would be available to travel to Japan in the next one to two months to meet with Mr. Nogimori should Astellas still be interested in a top-level interaction between the two companies. On February 3, 2010, Mr. Yokota called Dr. Lundemose to request a face-to-face meeting between Dr. Goddard and Mr. Nogimori during the week of February 8, 2010 and again expressed Astellas’ interest in a transaction with OSI.

On February 12, 2010, Dr. Goddard and Mr. Nogimori met in New York City. Mr. Nogimori told Dr. Goddard that Astellas would be willing to acquire OSI for $52.00 per Share. Dr. Goddard told Mr. Nogimori that this price would likely be too low for OSI to consider. Dr. Goddard assured Mr. Nogimori that he would convey Astellas’ proposal to the Board and that he would recommend to the Board that Astellas be permitted to review certain confidential information that Dr. Goddard believed would allow Astellas to better understand the value of the Company, subject to Astellas entering into a mutually acceptable nondisclosure agreement.

On February 19, 2010, members of the OSI Board met with members of Company management and representatives from Centerview Partners LLC (“Centerview Partners”), the Company’s lead financial advisor, and Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”) and Saul Ewing LLP, the Company’s legal advisors. Dr. Goddard described the Company’s recent discussions with Astellas. Members of OSI’s management reported on OSI’s past and current business operations, financial condition and future prospects. Representatives of Centerview Partners reviewed with the Board, among other matters, the M&A market in general, certain financial projections prepared by the Company’s management and related financial matters. Representatives of Skadden discussed certain legal matters relating to the Board’s consideration of Astellas’ proposal and provided the directors with an overview of their fiduciary duties in connection therewith. The Board extensively discussed the recent communications with Astellas, including Astellas’ most recent oral indication of interest. After deliberation, the Board determined that the $52.00 price at which Astellas said it was interested in acquiring the Company very significantly undervalued the Company. Among the factors considered by the Board were the strong financial performance, continued growth in revenue and net income, increases in the Company’s cash position and advances in the Company’s pipeline, as well as other positive trends and developments in OSI’s business. At that meeting, however, the Board determined to offer Astellas access to certain OSI confidential information that was fundamental to the Board’s valuation of the Company, subject to Astellas entering into a mutually acceptable nondisclosure agreement.

On February 22, 2010, Dr. Goddard sent a letter to Mr. Nogimori (the text of this letter is attached as Exhibit (e)(27) to this Statement) stating that the Company’s Board was not interested in pursuing a sale of the Company to Astellas at the price at which Astellas had expressed interest in a transaction, given the OSI Board’s belief that the price very significantly undervalued the Company. The letter also stated that the Company would provide Astellas with certain non-public information that the Company believed was fundamental to understanding the value of OSI, subject to Astellas entering into a nondisclosure agreement, a proposed draft form of which was included with Dr. Goddard’s letter. Astellas never responded to the Company’s proposal, never asked to review any of the Company’s confidential information and never made any attempt to negotiate the terms of the draft nondisclosure agreement.

On March 1, 2010, Astellas responded to the Company’s offer to provide confidential information by issuing a press release announcing that it would commence its unsolicited tender offer at $52.00 per Share and sending a letter to the Company notifying it of the unsolicited Offer. Later on March 1st, the Company’s Board met with members of management and the Company’s legal and financial advisors to discuss Astellas’ March 1st letter and its intention to commence an unsolicited tender offer.

On March 2, 2010, Astellas and Purchaser commenced the Offer.

2.	Reasons for the Recommendation.

The Board has reviewed the Offer with the assistance of the Company’s management and legal and financial advisors and, after careful consideration, the Board has unanimously determined that the Offer is inadequate, substantially undervalues the Company and is not in the best interests of the Company and its stockholders. Accordingly, the Board recommends that stockholders REJECT THE OFFER and NOT TENDER their Shares pursuant to the Offer.

In reaching its determination to recommend that stockholders reject the Offer, the Board considered numerous factors, including, but not limited to, the following:

The Offer Does Not Fully Reflect OSI’s Fundamental, Intrinsic Value.

•	The OSI Board believes that the Offer substantially undervalues the Company relative to its fundamental, intrinsic value. OSI’s flagship oncology drug, Tarceva, with approximately $1.2 billion of worldwide revenue in 2009, is one of the few blockbuster oncology drugs. As of March 12, 2010, Tarceva was approved for sale in 109 countries for the treatment of advanced non-small cell lung cancer, or NSCLC. The Company co-promotes Tarceva in the United States with Genentech, Inc., a wholly-owned member of the Roche Group, where the Company shares profits equally, and the Company receives substantial royalties on sales outside of the United States from its international collaborator, Roche. The exclusivity period for Tarceva (which is expected to range from 2019 to 2020 in the major U.S., European and Japanese markets) provides the Company with strategically valuable long-term cash flows.

•	The Company’s overall financial performance has been extremely strong. OSI’s revenues were approximately $428 million for the fiscal year ended December 31, 2009, an increase of nearly 13% from the prior year, and non-GAAP net income from continuing operations increased to $181 million (or $2.89 per Share) in 2009, an increase of approximately 15% over the prior year. OSI also generates strong cash flow from operations, with $160 million of cash flow from operations generated in fiscal year 2009, resulting in approximately $540 million in cash, investments and marketable securities at fiscal year end. The Company’s overall revenue growth, derived from its share of global Tarceva sales, as well as from the Company’s dipeptyl peptidase IV inhibitor, or DPIV, patent estate, is projected to remain very strong. For a reconciliation of non-GAAP net income from continuing operations to net income from continuing operations and non-GAAP earnings per share to earnings per share for the period ended December 31, 2009, see the Company’s website, www.osip.com, or Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on February 23, 2010.

•	In addition to its unique collection of highly attractive strategic assets, OSI has substantial financial assets, which at December 31, 2009, consisted of (i) significant DPIV patent royalties, (ii) approximately $540 million of cash, investments and marketable securities and (iii) substantial net operating loss carryforwards, that together the Company estimates are worth approximately $1.3 billion. This implies that Astellas’ Offer values the Company’s strategic assets at only $2.3 billion. The Board believes that the $2.3 billion value for the Company’s strategic assets implied by Astellas’ Offer significantly undervalues the Company’s highly desirable and scarce oncology and diabetes and obesity franchises.

•	As discussed in greater detail below, the Board also believes that fundamental aspects of the Company’s intrinsic value are not reflected in the Astellas Offer, including:

°	the Company’s highly differentiated oncology and diabetes and obesity new product and line extension pipeline;

°	the scarcity value of OSI’s growing, high quality, and profitable oncology franchise along with its proven track-record in discovering, developing and commercializing oncology products and the Company’s recognized leadership position in cancer biology and EMT research; and

°	the value of OSI’s second profitable and high quality disease area franchise in diabetes and obesity, which has a proven track-record of success.

The Offer Does Not Appropriately Value the Company’s Highly Differentiated Oncology and Diabetes and Obesity New Product and Line Extension Pipeline.

•	OSI’s clinical pipeline targets two of the highest growth and most attractive therapeutic areas where major unmet clinical need remains: (i) oncology and (ii) diabetes and obesity. The OSI Board believes that the Offer is valued nearly exclusively on the strength of OSI’s existing Tarceva franchise and the Company’s DPIV patent estate royalty stream and financial assets and offers no consideration to stockholders for the value of the Company’s new product pipeline or label expansion opportunities for Tarceva.

•	OSI – together with its partner Roche – is committed to advancing a comprehensive development plan for Tarceva, which is expected to yield data and label expansion opportunities that will provide the basis for continued growth of the Company’s Tarceva related revenues throughout the patent exclusivity period. In addition to the Tarceva lifecycle plan, OSI focuses its development resources on advancing high quality and differentiated development assets. The Company’s leading development candidates are the IGF-1R/IR inhibitor, OSI-906, and the GPR119 agonist, PSN821. Both of these products have the potential to be blockbusters, “first-in-class” and/or “best-in-class” and are highly competitive in these much sought after target areas. In both cases the Company has invested heavily in a programmatic approach to drug discovery and development.

°	Tarceva Lifecycle Plan: The Board expects that the Tarceva franchise will benefit from multiple label expansion opportunities over the next several years, starting with the pending FDA PDUFA date for the review of the SATURN study in support of a NSCLC first-line maintenance indication, which is expected on or about April 18, 2010. The Board believes, based on the Company’s ongoing dialogue with the FDA, that Tarceva will receive a label derived from the results of the SATURN study, which was conducted under the auspices of a Special Protocol Assessment agreement, or SPA, with the FDA. Over the next 18 months, the Company also expects to see interim and/or final results of the Phase III EURTAC study comparing the efficacy of Tarceva with chemotherapy in first-line NSCLC patients whose tumors harbor a mutation in the EGFR gene. Another key feature of the Tarceva lifecycle plan is the OSI-sponsored RADIANT study, which tests the use of Tarceva for NSCLC patients in the adjuvant setting and provides a key component of value in the latter stages of the Tarceva lifecycle plan. The Company also expects results from a series of other Phase III studies over the coming years that will demonstrate the add-on benefits of combining other molecular targeted therapies, or MTTs, in combination with Tarceva as compared to Tarceva alone. The Board expects that these studies will demonstrate further utility and extended duration of therapy for Tarceva use in NSCLC. In addition, Phase III data validating the potential utility of Tarceva in the treatment of ovarian cancer and hepatocellular carcinoma, or HCC, is expected over the next few years.

°	OSI-906: OSI-906 is a highly selective, small molecule inhibitor of both the Insulin-like Growth Factor Receptor 1, or IGF-1R, and the Insulin Receptor, or IR, that is currently undergoing Phase III trials in Adrenocorticoid Carcinoma, or ACC, and a Phase I/II trial in ovarian cancer. MTTs targeting IGF-1R signaling have been amongst the most sought after in oncology R&D. The Company expects, based upon its in-depth understanding of the cancer biology surrounding compensatory signaling mechanisms in cancer cells, that the co-inhibitory properties of OSI-906 in blocking both IGF-1R and IR signaling will result in superior anti-tumor activity for OSI-906 compared with competitor IGF-1R specific antibody products that have undergone clinical evaluation. A comprehensive development plan is being implemented for OSI-906 that will include the initiation of multiple Phase II and Phase III programs over the next 12 months, including trials in NSCLC, breast cancer, HCC and prostate cancer. The Phase III ACC trial and the HCC program are being pursued along with the proposed development of companion diagnostics measuring the IGF-2 ligand as a means to increase the probability of technical success for these programs by allowing the targeting of those patients whose tumors overexpress the IGF-2 ligand. Subsequent studies in colorectal cancer are also planned. OSI is also undertaking a number of studies intended to demonstrate the effectiveness of OSI-906 in combination with Tarceva in NSCLC including a Phase III trial for the first-line treatment of advanced NSCLC patients whose tumors harbor an EGFR mutation. The Company’s translational research efforts have identified a compensatory signaling connection between the IGF-1R/IR/EGFR receptors in NSCLC tumor models and the combination of Tarceva and OSI-906 has been shown to be particularly effective against epithelial-like tumors using the Company’s proprietary EMT models. The IGF-1R/OSI-906 development program is protected by an intellectual property estate comprising 56 issued and over 100 pending patents. The OSI Board believes that the OSI-906 program has a broad-based commercial potential that could exceed that of Tarceva.

°	PSN821: The Company’s GPR119 agonist, PSN821, has the potential to be a break-through therapy in the treatment of type II diabetes. GPR119 agonists provide the possibility of combining substantial glucose lowering with meaningful weight loss in an oral agent and represent one of the most exciting new target areas in the field of type 2 diabetes. Oral GPR119 agonists represent a next generation approach to GLP-1 modulation which is currently addressed clinically by the use of exogenous GLP-1 peptide analogs (which provide effective glucose lowering and some weight loss, but are associated with nausea and vomiting) and DPIV inhibitors (which provide modest glucose lowering and no weight loss but are oral and well tolerated). Market research testing a target product profile of “effective glucose lowering and meaningful weight loss in an oral agent” indicates that this class has significant commercial potential and a premier, oral GPR119 agonist can reasonably be expected to have blockbuster potential. Preclinical data strongly supports the dual glycemic control/weight loss activity of PSN821. The agent is currently undergoing Phase IIa clinical trials and the clinical program to date has produced promising early proof-of-concept data demonstrating the ability to lower blood glucose in diabetic patients and, separately, the ability to impact accepted surrogates of weight loss in the form of standardized meal intake and visual analog scale measures of appetite in overweight and obese subjects. The Company has 5 granted and 175 pending patent cases protecting its GPR119 development program. The program is on-schedule to complete definitive Phase IIb studies in late 2011/early 2012 which are designed to provide 3-month HbA1c and weight loss data. The Board believes there is the potential for a significant increase in value at the time Phase IIb data is received on PSN821, as well as a subsequent opportunity – likely exploited in collaboration with a major pharmaceutical industry partner – arising from successful Phase III development and global commercialization.

The Board believes that the Astellas Offer fails to appropriately recognize the significant value of the Tarceva lifecycle plan and the Company’s OSI-906 and PSN821 assets.

•	Beyond OSI-906 and PSN821, the Company also has additional agents in clinical development, including:

°	OSI-027: OSI-027’s ability to target both mTOR signaling complexes (TORC1 and TORC2) potentially allows it to supersede first generation mTOR inhibitors that only block signaling through the TORC1 complex. The agent’s mechanism of action may allow the Company to broadly target EMT mechanisms by blocking signaling in both epithelial-like and mesenchymal-like tumors cells. OSI-027 is currently progressing successfully through Phase I clinical trials and, if successful, is expected to have a broad-based spectrum of utility (including major tumor types). The Board believes that OSI-027 represents a valuable and differentiated pipeline asset, albeit at an earlier stage of development.

°	PSN010: The Company’s second diabetes and obesity clinical pipeline asset is PSN010, an oral glucokinase activator, or GKA, discovered and developed by the Company’s diabetes and obesity team. GKAs have the potential to lower glucose concentrations to a greater extent than current oral agents for type 2 diabetes. The substantially greater glucose lowering potential of PSN010 is expected to represent a substantial commercial opportunity. OSI entered into a license agreement with Eli Lilly in January 2007, granting Eli Lilly exclusive rights to its GKA program. Under the terms of the license agreement, OSI could receive up to $360 million in potential development and commercial milestones, plus additional low-double digit percentage royalties, on sales of any compounds successfully commercialized from the program. Eli Lilly is currently at the Phase IIb development stage with PSN010 (LY2599506).

The Offer Does Not Recognize the Scarcity Value of OSI’s Growing, High Quality, and Profitable Oncology Franchise Along With Its Proven Track-Record in Discovering, Developing and Commercializing Oncology Products and the Company’s Recognized Leadership Position in Cancer Biology and EMT Research.

•	The OSI Board believes that the Company’s integrated oncology franchise, which is currently being consolidated into a single wholly owned campus in Ardsley, New York, represents a unique asset in the mid-cap biotechnology arena based on the following factors:

°	A profitable and growing oncology franchise anchored around Tarceva: OSI has a profitable and growing oncology business anchored around Tarceva, a product with global sales in excess of $1.2 billion annually and anticipated exclusivity in the major U.S., EU and Japanese markets through 2019-2020. These long-term projected cash flows provide an extraordinarily valuable anchoring asset around which to base a long-term strategy to build a leading oncology franchise.

°	An experienced and capable commercial/business organization: The Company has built a high quality and scalable oncology commercial/business organization in the U.S. that includes experienced leadership, a nationwide sales force and a widely networked, state-of-the-art medical affairs organization. The Company’s sales and medical affairs organizations interface with the vast majority of key prescribers and Key Opinion Leaders (KOL’s) in the U.S. market. Achieved together with the Company’s partner Genentech, the Tarceva launch remains the most successful oncology product launch in U.S. history in terms of the number of patients treated in the first twelve months. Since that time, the Company has continued to invest in improving the infrastructure and capabilities of the business team.

°	A pipeline approach that drives the development of differentiated MTTs: The Company has focused on a strategic personalized medicine approach to developing only the most differentiated oncology assets and invests significantly in its prioritized drug development programs providing a framework of cancer biology/EMT knowledge and expertise, translational research, and diagnostic array technologies designed to enhance the probability of technical success of the Company’s programs. OSI has utilized its EMT platform to develop a unique set of gene-transcript based biomarkers that accurately predicts tumors that are sensitive or insensitive to a variety of MTTs, including Tarceva, OSI-906 and OSI-027, and has also developed multi-gene biomarkers, or gene signatures, that it intends to develop as companion diagnostics associated with OSI pipeline products. The OSI team believes that defining drug-response biomarkers early in the development of OSI pipeline programs affords a uniquely competitive advantage. The Company is also advancing a series of pre-clinical programs which target EMT related signaling biology directly (for example through co-inhibition of the cMet and Ron axes) and has partnered OSI-930, its c-kit/VEGFR inhibitor with the Chinese company Simcere for further development. The Board believes that OSI’s programmatic approach to oncology drug development emphasizes the value of the Company’s expansive cancer biology capabilities.

°	Industry leading expertise in EMT: OSI has established a leadership position in understanding the biology of Epithelial-Mesenchymal Transition, or EMT. OSI has demonstrated the importance of EMT to the therapeutic activity of Tarceva and other MTTs (including OSI-906 and OSI-027) and has focused its oncology discovery efforts on exploiting its understanding of the signaling pathways and drug targets that drive EMT. The Company’s EMT Platform is comprised of proprietary in vitro and in vivo tumor models which undergo EMT and provide a contextual tumor/stromal cell environment for drug discovery; proprietary bioinformatics and biomarker discovery systems which are used to delineate response biomarkers for OSI’s clinical assets; and, specialized assays, biomarkers and tumor models. This EMT platform enables: (i) the discovery and validation of EMT-related targets as tumor growth and EMT drivers; (ii) the development of novel therapies and combinations of therapies against EMT-related targets; (iii) the delineation of pathways and combination strategies that address compensatory signaling as an EMT-associated drug-resistance mechanism; and (iv) the discovery and development of genomic, protein and transcript-based drug response biomarkers to support these programs. The Board believes that OSI’s EMT-focused oncology R&D program is a valuable and uniquely differentiated technology platform that cannot be readily reconstituted elsewhere. The Board further believes that these assets, along with the associated intellectual property, would be of appreciable value to any potential acquirer committed to developing a leadership position in oncology.

°	A proven track-record of success based on an established high quality drug discovery infrastructure and know-how: The Company has a long-term, established and proven track-record of success in pioneering technological innovation and in conducting successful drug discovery, development, registration, and commercialization projects for oncology products. Tarceva was discovered as part of the Company’s targeted therapy cancer research collaboration with Pfizer and four other MTTs were advanced to clinical development from that collaboration. Since the termination of that alliance in 2000 when OSI’s independent drug discovery programs were initiated, the Company has advanced three high quality clinical development assets while simultaneously establishing its EMT, cancer biology and translational research platforms.

•	The Board believes that OSI’s oncology organization is currently the only profitable franchise of its kind in mid-cap biotech. The oncology organization is built on a long-term foundation of strong science and that offers potential acquirers and strategic partners a full array of high quality and differentiated capabilities and know-how from discovery and cancer cell biology research through commercialization in the U.S. oncology market. As such, the Board believes that the

Offer does not provide adequate consideration to stockholders given the uniqueness and scarcity of OSI’s fully integrated and commercially successful oncology franchise.

The Offer Does Not Recognize the Value of OSI’s Second Profitable and High Quality Disease Area Franchise in Diabetes and Obesity, Which Has a Proven Track-Record of Success.

•	Based within one of the United Kingdom’s established biotechnology hubs and occupying a wholly owned, state-of-the-art research and development facility, the Company’s diabetes and obesity franchise is a profitable business anchored around the Company’s DPIV patent estate revenue stream which was acquired from Probiodrug in 2004 as part of a $35 million assets acquisition. Twelve companies have acquired licenses to this estate which generated 2009 revenues of $67 million in milestones and royalties and provides a rapidly growing revenue source that is expected to increase by more than 30% in 2010. The Company’s estimated average royalty rate for 2010 and beyond accruing from the DPIV patent estate is likely to be approximately 2.5% and is estimated to produce greater than $1 billion of future cash flows.

•	The DPIV revenue stream underpins a diabetes and obesity R&D strategic framework built around an integrated scientific platform focused on the neuroendocrine control of body weight and glycemia. The scientific platform is comprised of technologies providing specific biological readouts (including tissue expression profiling, neuroendocrine cell line functionality and ex vivo tissue applications) coupled with proprietary computational platforms utilizing, amongst others, the SD3 platform acquired from 7TM pharmaceuticals. The scientific platform is geared towards the identification, validation and discovery of Designed Multiple Ligands, or DMLs. These proprietary non-linker based “merged pharmacophore” agents derived from this unique platform are designed to have the ability to overcome the efficacy issues seen with many single target approaches. Consistent with both this platform approach and the Company’s programmatic approach to key development programs, a prototypical DML approach has currently advanced molecules comprising the features of a dual DPIV Inhibitor and GPR119 agonist into late-stage candidate seeking efforts.

•	Beyond the platform focus of OSI’s discovery efforts, the Company’s diabetes and obesity group has a consistent track record of success over the last several years having advanced five drug candidates into clinical development, which included GPR119 agonists, GKAs, Serotonin Noradrenalin Receptor inhibitors and glycogen phosphorylase inhibitors. In addition, a dual adenosine A1/A2b receptor inhibitor, with potential utility in non-alcoholic fatty liver disease, is currently in late-stage preclinical evaluation. Each of these drug candidates was discovered and developed entirely in-house. The Board believes that the Astellas Offer assigns minimal, if any, value to the Company’s profitable and successful diabetes and obesity franchise.

Despite the Growth of the Company, Astellas’ Offer is Lower Than the Price Range in its Previous Inadequate Nonbinding Indication of Interest.

•	Since February 2009, when Astellas first submitted a conditional nonbinding indication of interest to acquire the Company, OSI has had stronger financial performance, revenue and net income growth, an increased net cash position and advances in its pipeline. Other positive trends and developments in OSI’s business since the submission of Astellas’ prior nonbinding indication of interest, include:

°	the continued momentum of global Tarceva sales and the positive recent clinical results relating to Tarceva, particularly in the context of first line NSCLC maintenance for patients with EGFR mutation;

°	developments supporting the multiple future label and market expansion opportunities inherent in the Tarceva lifecycle plan, including the first line NSCLC maintenance label expansion expected for Tarceva;

°	the approval of OSI’s application to reissue the patent for Tarceva, which will help the Company manage generic challenges to the Tarceva patent estate, and the anticipated grant of pediatric patent term extensions for Tarceva that extend the Company’s U.S. patent for erlotinib to May 2019; and

°	developments demonstrating the strength and long-term value creation potential of OSI’s research and development pipelines in oncology and diabetes and obesity, including the initiation of Phase III trials for OSI-906 in ACC and the demonstration of preliminary proof-of-concept data for PSN821 in man as a dual glucose lowering and weight loss inducing agent.

Despite this growth and positive performance, in the Offer, Astellas proposes to pay OSI stockholders even less for their Shares than the price range reflected in Astellas’ prior nonbinding indication of interest, which the OSI Board determined was inadequate and not in the best interests of OSI and its stockholders.

The Offer Represents a Low Revenue Multiple Compared to Recent, Precedent Oncology Transactions.

•	Revenue multiples paid in recent oncology transactions were substantially higher than the revenue multiple implied by Astellas’ $52.00 per Share Offer. The forward year revenue multiple paid by Takeda Pharmaceutical Company Limited for Millennium Pharmaceuticals, Inc. was 13.5x, and the forward year revenue multiple paid by Eli Lilly and Company for ImClone Systems Incorporated was 7.8x. The revenue multiple implied by Astellas’ Offer for OSI is 6.3x, based on Wall Street estimates of OSI’s projected 2010 revenue, and the multiple implied by Astellas’ Offer for the Company’s strategic assets is 5.75x, based on an estimated value of the Company’s financial assets of approximately $1.3 billion. In addition, OSI has very high margin revenue that is composed of Tarceva profit share in the United States, Tarceva royalties from outside the United States and DPIV patent estate royalties. Oncology companies have historically commanded higher implied multiples than biotechnology companies and substantially higher multiples than pharmaceutical companies.

The Offer Values OSI at a Price Below Current Trading Levels.

•	The market price of OSI common stock has remained above the Offer price of $52.00 per Share since the public announcement of the Offer on March 1, 2010. The closing price per Share on the NASDAQ Global Select Market on March 12, 2010, the last trading day prior to the date of this Statement, was $57.68 and the 10-day trailing average closing price per Share on the NASDAQ Global Select Market since the March 1st announcement of Astellas’ intention to commence the Offer was $56.92 per Share.

The Offer is Highly Conditional and Creates Substantial Uncertainty as to Whether Astellas Would be Required to Consummate the Offer.

•	The Board considered the fact that the Offer is subject to numerous and subjective conditions. Many of these conditions are completely within the control, judgment, interpretation or discretion of Astellas. The effect of these conditions is that the Company’s stockholders cannot be assured that Astellas would consummate the Offer even if OSI’s Board of Directors recommended that stockholders accept the Offer and the Company satisfied all the conditions within its control. The Offer is subject to the satisfaction of each of the following conditions, in addition to numerous other conditions listed in its tender offer materials:

°	Material Adverse Effect, or MAE, Condition. There has not been any event, condition, circumstance, change or effect that, in Astellas’ reasonable judgment, is or may be materially adverse with respect to the (a) value of the Company, its subsidiaries or its Shares to Astellas or (b) the business, assets, condition (financial or otherwise), results of operations or prospects of the Company.

°	Market MAE Condition. There has not been (a) any general suspension in trading in securities on any national securities exchange, (b) any decline in the Dow Jones Industrial Average, S&P or NASDAQ by an amount in excess of 15% measured from the close of business on March 1, 2010, (c) any change in the general political, market or economic conditions in the United States or abroad that, in Astellas’ reasonable judgment, could have a material adverse effect on the business, assets, liabilities, condition (financial or otherwise), results of operations or prospects of the Company, or in the trading or value of the Shares, (d) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or Japan, (e) in Astellas’ reasonable judgment, any material adverse change (or development or threatened development involving a prospective material adverse change) in U.S., Japanese or any other currency exchange rates or a suspension of, or a limitation on, the markets therefor, (f) the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States or Japan or any attack on, outbreak or act of terrorism involving the United States or Japan, (g) any limitation (whether or not mandatory) by any governmental authority on, or any other event that, in Astellas’ reasonable judgment, may adversely affect, the extension of credit by banks or other financial institutions or (h) in the case of any of the foregoing existing on March 2, 2010, a material acceleration or worsening thereof in Astellas’ reasonable judgment.

°	No Impairment Condition. Astellas has not become aware of, as a result of the Offer or the consummation of the Proposed Merger, (a) any material contractual right of the Company that will be adversely affected or (b) any covenant, term or condition in any agreement or license, that in Astellas’ reasonable judgment, has or may have material adverse significance with respect to the value of the Company or the Shares to Astellas.

°	Litigation Condition. No litigation has been publicly announced, instituted or is pending, and the Company has not received written notice of any person’s intent to commence various types of litigation, including litigation that, in the reasonable judgment of Astellas, is likely to delay or otherwise, directly or indirectly, to restrain or prohibit or make more costly the Offer, the acceptance for payment of any of the Shares or the consummation of the Proposed Merger or any other business combination involving the Company or litigation that, in the reasonable judgment of Astellas, has or may have material adverse significance with respect to the value of the Company, the value of the Shares to Astellas, Parent and the Purchaser or materially adversely affecting the business, assets, liabilities, condition, capitalization, operations, licenses, franchises, revenues, results of operations or prospects of the Company.

•	Highly Conditional Offer. The effect of these, and other numerous conditions, is that the Company’s stockholders cannot be assured that Astellas will be required to consummate its Offer. A number of the conditions are broad, are of questionable relevance and are solely for the benefit of the Purchaser, Parent and Astellas. Compliance with some of these conditions could restrict the Company’s ability to manage its business in the ordinary course and may not be capable of being satisfied in the event that the Company continues to operate its business consistent with past practice. The litigation condition is sufficiently broad that Astellas may argue that the litigation currently pending against the Company as described in Item 8 under the heading “Litigation” may have already triggered the failure of this condition. Although the MAE condition and no impairment condition might be capable of being satisfied, they are drafted in extremely broad and general terms and Astellas has the sole discretion to decide whether those conditions, as well as all other conditions, have been met. Accordingly, even assuming that the numerous other conditions to the Offer could be satisfied, these conditions create significant uncertainty regarding whether Astellas would be required to consummate the Offer given that any number of otherwise insignificant events or circumstances could be deemed by Astellas to cause the condition not to be satisfied. Uncertainty as to the likelihood of consummation of the

Offer is of particular concern because pursuing a transaction would likely disrupt the Company’s business by causing uncertainty in current and potential employees, physicians and their patients, suppliers and other constituencies important to the Company’s success.

The Offer Is Financially Inadequate.

•	The OSI Board has received separate oral opinions, confirmed by delivery of written opinions, dated March 12, 2010, from the Company’s financial advisors, Centerview Partners and Lazard Frères & Co. LLC (“Lazard”), as to the inadequacy, from a financial point of view and as of the date of such opinions, of the $52.00 per Share Offer price to holders of OSI common stock (other than Astellas, Parent, Purchaser and their respective affiliates). Please see the full text of each financial advisor’s written opinion, which are included as Annex A and Annex B, respectively, to this Statement. The opinions were provided to the Board (solely in its capacity as such) for its information in its evaluation of the Offer from a financial perspective and were based on and subject to certain assumptions, qualifications, limitations and other considerations. The opinions do not address any other aspect of the Offer or any related transactions and are not intended to constitute, and do not constitute, recommendations as to whether any stockholder should tender Shares in the Offer or as to any other matters.

The OSI Board of Directors has Instructed OSI’s Management, with the Assistance of OSI’s Financial Advisors, to Contact Other Parties.

In its efforts to maximize value for OSI stockholders, the Company has been actively exploring potential strategic transactions with third parties. The Company has been engaged in preliminary discussions with a number of other parties, including major pharmaceutical companies, regarding potential transactions that could provide significant long- or short-term value to OSI stockholders. At the Board’s meeting on March 12, 2010, the Board instructed OSI management, with the assistance of the Company’s financial advisors, Centerview Partners and Lazard, to contact appropriate third parties in order to explore the availability of a transaction that reflects the full intrinsic value of the Company. Third parties expressing legitimate interest in a transaction with OSI will be afforded an opportunity to engage in a due diligence review of certain OSI confidential information, subject to their entering into an appropriate nondisclosure agreement with the Company.

No assurance can be given as to whether any of these contacts will result in a proposed transaction, whether any transaction that may be proposed as a result of such process would be acceptable to the Company and its Board or whether any such proposed transaction will be announced or consummated. While the OSI Board has not made any decision to sell the Company, the OSI Board believes that the Offer must be evaluated against the Company’s well established long-term strategy for stockholder value creation and the prospect of other potential transactions which, if consummated, could yield greater long- or short-term value to stockholders than the Offer. Given that the Board believes that premature disclosure would jeopardize the Company’s ability to continue negotiations with respect to such a transaction, the Board has instructed management not to disclose the parties, nature or terms of any potential transaction, unless and until an agreement in principle or definitive agreement is signed, except as otherwise required by law.

Even Though OSI Offered Astellas Access to Confidential Due Diligence Information, Astellas Chose to Bypass Due Diligence and Commenced the Unsolicited Offer.

In his February 22, 2010 letter to Mr. Nogimori, Dr. Goddard, at the direction of the OSI Board, offered to provide Astellas with certain non-public information that the Company believed was fundamental to understanding the value of OSI. Despite the fact that in its prior nonbinding indication of interest Astellas had always insisted on a period of approximately two months to complete its due diligence investigation of OSI, Astellas never responded to Dr. Goddard’s February 22nd letter, nor did Astellas make any effort to negotiate the terms of the nondisclosure agreement included with Dr. Goddard’s letter. Rather, on March 1, 2010, Astellas publicly announced its intention to commence the unsolicited Offer. The Company remains willing to share confidential information with Astellas, as with other interested parties, subject to it entering into an appropriate nondisclosure agreement with the Company.

ACCORDINGLY, BASED ON THE FOREGOING, THE OSI BOARD UNANIMOUSLY RECOMMENDS THAT HOLDERS OF SHARES REJECT THE OFFER AND NOT TENDER THEIR SHARES PURSUANT TO THE OFFER.

The Board reserves the right to revise this recommendation in the event of changed circumstances, if any. Any such change in the recommendation of the Board will be communicated to stockholders as promptly as practicable in the event that such a determination is reached.

The foregoing discussion of the material factors considered by the Board is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Offer, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the factors summarized above in reaching its recommendation. In addition, individual members of the Board may have assigned different weights to different factors. After weighing all of these considerations, the Board unanimously rejected the terms of the Offer and recommended that holders of the Shares not tender their Shares pursuant to the Offer.

(c)     Intent to Tender.

To the Company’s knowledge, after making reasonable inquiry, none of the Company’s executive officers or directors currently intends to tender Shares into the Offer, or sell any Shares held of record or beneficially owned by them. As of the date of this Statement, none of the Company’s subsidiaries held of record or beneficially owned any Shares.

Item 5.	Persons/Assets, Retained, Employed, Compensated or Used

The Company has retained Centerview Partners and Lazard as the Company’s financial advisors in connection with the Offer and related matters. The Company has agreed to pay Centerview Partners a customary fee for its services, portions of which are payable upon its engagement and during the course thereof, a portion of which is payable in the event the Company remains independent and a significant portion of which is payable upon consummation of a sale of OSI, either as a result of the Offer or otherwise, based on the consideration payable in any such sale. The Company also has agreed to pay Lazard a customary fee for its services, portions of which are payable during the course of its engagement, a portion of which is payable in connection with the delivery of its opinion regarding the Offer price, a portion of which is payable upon any withdrawal of the Offer and a substantial portion of which is contingent upon the consummation of a sale of OSI, including as a result of the Offer or otherwise, based on the consideration payable in any such sale. In addition, the Company has agreed to reimburse Centerview Partners and Lazard for all reasonable expenses incurred by them, including fees and expenses of legal counsel, and to indemnify Centerview Partners, Lazard and related parties against certain liabilities arising out of such engagements, including certain liabilities under U.S. federal securities laws.

The Company has also hired MacKenzie Partners, Inc. (“MacKenzie Partners”) to assist it in connection with the Company’s communications with its stockholders with respect to the Offer. The Company has agreed to pay customary compensation to MacKenzie Partners for such services. In addition, the Company has agreed to reimburse MacKenzie Partners for its reasonable out-of-pocket expenses and to indemnify it and certain related persons against certain liabilities relating to or arising out of its engagement.

The Company has retained Joele Frank, Wilkinson Brimmer Katcher (“Joele Frank”) as its public relations advisor in connection with the Offer. The Company has agreed to pay Joele Frank customary compensation for such services. In addition, the Company has agreed to reimburse Joele Frank for its out-of-pocket expenses and to indemnify it against certain liabilities relating to or arising out of its engagement.

Except for MacKenzie Partners as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the Company’s stockholders with respect to the Offer.

Item 6.	Interest in Securities of the Subject Company.

Other than in the ordinary course of business in connection with the Company’s employee benefit plans, no transactions with respect to the Shares have been effected by the Company or, to the knowledge of the Company, by any of its executive officers, directors, affiliates or subsidiaries during the past 60 days, except for the following transactions:

		Number	Price Per
Name of Person	Transaction Date	of Shares	Share	Nature of Transaction
Joseph Klein	1/21/10	1,000	$34.00	Acquisition of Shares pursuant to Company’s 10b5-1 trading plan adopted on November 25, 2009

	1/25/10	1,000	$34.00	Acquisition of Shares pursuant to Company’s 10b5-1 trading plan adopted on November 25, 2009

	2/1/10	1,000	$34.00	Acquisition of Shares pursuant to Company’s 10b5-1 trading plan adopted on November 25, 2009

Colin Goddard	3/1/10	66,000	$23.25	Acquisition in connection with exercise of options (scheduled to expire June 2010) pursuant to Company’s 10b5-1 trading plan adopted on November 7, 2009

	3/1/10	66,000	$55.17(1)	Disposition pursuant to the Company’s 10b5-1 trading plan adopted on November 7, 2009

Linda E. Amper	3/1/10	7,370	$38.01	Acquisition in connection with exercise of options (scheduled to expire June 2012) pursuant to Company’s 10b5-1 trading plan adopted on November 24, 2008

	3/1/10	8,499	$23.83	Acquisition in connection with exercise of options (scheduled to expire November 2012) pursuant to Company’s 10b5-1 trading plan adopted on November 24, 2008

	3/1/10	15,869	$55.20(1)	Disposition pursuant to the Company’s 10b5-1 trading plan adopted on November 24, 2008

Gabriel Leung	3/1/10	24,761	$23.85	Acquisition in connection with exercise of options (scheduled to expire May 2013) pursuant to Company’s 10b5-1 trading plan adopted on November 21, 2008

	3/1/10	18,472	$30.74	Acquisition in connection with exercise of options (scheduled to expire June 2013) pursuant to Company’s 10b5-1 trading plan adopted on November 21, 2008

	3/1/10	43,233	$55.37(1)	Disposition pursuant to the Company’s 10b5-1 trading plan adopted on November 21, 2008

Anker Lundemose	3/1/10	15,200	$35.10	Acquisition in connection with exercise of options (scheduled to expire February 2014) pursuant to Company’s 10b5-1 trading plan adopted on November 3, 2009

	3/1/10	13,000	$29.77	Acquisition in connection with exercise of options (scheduled to expire June 2013) pursuant to Company’s 10b5-1 trading plan adopted on November 3, 2009

	3/1/10	29,200	$55.20(1)	Disposition pursuant to the Company’s 10b5-1 trading plan adopted on November 3, 2009

Barbara A. Wood	3/1/10	20,000	$35.875	Acquisition in connection with exercise of options (scheduled to expire April 2011) pursuant to Company’s 10b5-1 trading plan adopted on November 20, 2008

	3/1/10	20,000	$55.11(1)	Disposition pursuant to the Company’s 10b5-1 trading plan adopted on November 20, 2008

(1)	Price per Share represents the weighted average sale price with respect to such transaction.

Item 7.	Purposes of the Transaction and Plans or Proposals

For the reasons discussed in Item 4 “—Reasons for the Recommendation,” the Board has unanimously concluded that the Offer is inadequate, significantly undervalues the Company and is not in the best interests of the Company and its stockholders. Accordingly, and for the reasons described in more detail in Item 4, the Board unanimously recommends that holders of Shares reject the Offer and not tender their Shares pursuant to the Offer.

In its efforts to maximize value for OSI stockholders, the Company has been actively exploring potential strategic transactions with third parties. The Company has been engaged in preliminary discussions with a number of other parties, including major pharmaceutical companies, regarding potential transactions that could provide significant long- or short-term value to OSI shareholders. At the Board’s meeting on March 12, 2010, the Board instructed OSI management, with the assistance of the Company’s financial advisors, Centerview Partners and Lazard, to contact appropriate third parties in order to explore the availability of a transaction that reflects the full intrinsic value of the Company. Third parties expressing legitimate interest in a transaction with OSI will be afforded an opportunity to engage in a due diligence review of certain OSI confidential information, subject to their entering into an appropriate nondisclosure agreement with the Company.

Accordingly, the Board may engage in negotiations in response to the Offer that could have one of the effects specified in the paragraph below. The Company has determined that disclosure with respect to the parties to, and the possible terms of, any transactions or proposals of the type referred to in the preceding paragraph might jeopardize the discussions or negotiations that the Company may conduct. Therefore, the Company does not intend to disclose such negotiations in the future unless an agreement in principle has been reached or except where otherwise required by law.

Except as described above and as otherwise set forth in this Statement, the Company does not have any knowledge of any negotiations being undertaken or engaged in by the Company in response to the Offer that relate to or would result in (a) a tender offer for or other acquisition of the Company’s Shares by the Astellas, any subsidiary of the Astellas, or any other person; (b) any extraordinary transaction, such as a merger, reorganization, or liquidation, involving the Company or any subsidiary of the Company; (c) any purchase, sale, or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (d) any material change in the present dividend rate or policy, indebtedness, or capitalization of the Company. Except as described above, to the knowledge of the Company, there are no transactions, resolutions of the Board, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the events referred to in this paragraph.

Item 8.	Additional Information

State Anti-Takeover Laws – Delaware

As a Delaware corporation, the Company is subject to DGCL Section 203. Under DGCL Section 203, certain “business combinations” between a Delaware corporation whose stock is publicly traded or held of record by more than 2,000 stockholders and an “interested stockholder” are prohibited for a three-year period following the date that such a stockholder became an interested stockholder, unless (i) the corporation has elected in its original certificate of incorporation not to be governed by DGCL Section 203, (ii) the transaction in which the stockholder became an interested stockholder or the business combination was approved by the board of directors of the corporation before the other party to the business combination became an interested stockholder, (iii) upon consummation of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan) or (iv) the business combination was approved by the board of directors of the corporation and ratified by 66 2/3% of the outstanding voting stock which the interested stockholder did not own. The term “business combination” is defined generally to include mergers or consolidations between a Delaware corporation and an “interested stockholder,” transactions with an “interested stockholder” involving the assets or stock of the corporation or its majority owned subsidiaries and transactions which increase an “interested stockholder’s” percentage ownership of stock. The term “interested stockholder” is defined generally as a stockholder who, together with affiliates and associates, owns (or, within three years prior, did own) 15% or more of a Delaware corporation’s outstanding voting stock. It is a condition to the Offer that Purchaser is satisfied, in its reasonable judgment, that the provisions of DGCL Section 203 do not apply to the Offer.

State Anti-Takeover Laws-Other

A number of states have adopted laws and regulations that purport to apply to attempts to acquire corporations that are incorporated in such states, or whose business operations have substantial economic effects in such states, or which have substantial assets, security holders, employees, principal executive offices or principal places of business in such states. Purchaser has stated, in the section entitled “Certain Legal Matters; Regulatory Approvals” in its Offer to Purchase, that it has not attempted to comply with state takeover statutes in connection with the Offer. In the event that it is asserted that one or more state takeover statutes apply to the Offer, and it is not determined by an appropriate court that such statute or statutes do not apply or are invalid as applied to the Offer, as applicable, Purchaser may be required to file certain documents with, or receive approvals from, the relevant state authorities, and according to the Offer to Purchase, Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer or be delayed in consummating the Offer. In such case, according to the Offer to Purchase, Purchaser may not be obligated to accept for payment, or pay for, any Shares tendered in the Offer.

Appraisal Rights

Holders of the Shares do not have appraisal rights in connection with the Offer because such holders are entitled to receive cash in exchange for any Shares tendered by them in the Offer. However, if a merger of the Company is consummated in which stockholders receive cash consideration for their Shares, stockholders who have neither voted in favor of the merger nor consented thereto in writing, who timely submit a demand for appraisal in accordance with Section 262 of the DGCL and who otherwise comply with the applicable statutory procedures under the DGCL will be entitled to receive a judicial determination of the fair value of the Shares (exclusive of any element of value arising from the accomplishment or expectation of such merger) and to receive payment of such fair value in cash (all such Shares, the “Dissenting Shares”). Any such judicial determination of the fair value of the Dissenting Shares could be based upon considerations other than or in addition to the price paid in the Offer and the market value of the Shares. The value so determined could be higher or lower than, or the same as, the price per Share paid pursuant to the Offer or the consideration paid in such a merger. Investment banking opinions as to the adequacy or fairness from a financial point of view of the consideration payable in a sale transaction, such as the Offer or the Proposed Merger, are not opinions as to fair value under Section 262 of the DGCL. Moreover, Astellas, Parent and Purchaser could argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Dissenting Shares is less than the price paid in the Offer. In the event that any holder of Shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his rights to appraisal as provided in the DGCL, the Shares of such stockholder will be converted into the right to receive the Offer price. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

The foregoing summary of the rights of stockholders seeking appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The perfection of appraisal rights requires strict adherence to the applicable provisions of the DGCL. If a stockholder withdraws or loses his right to appraisal, such stockholder will only be entitled to receive the price per Share paid in the Offer.

Rights Agreement

The Company is a party to the Rights Agreement, the purpose of which is to protect the Company’s stockholders against unsolicited attempts to acquire control of the Company that do not offer a fair price to its stockholders as determined by the OSI Board. On September 27, 2000, the OSI Board declared a dividend distribution of one Series SRPA Junior Participating Preferred Stock Purchase Right on each outstanding share of Common Stock. The Company distributed Rights to all shareholders of record at the close of business on September 27, 2000, the record date. The Rights entitle the holder to buy one one-thousandth of a share of Series SRPA Junior Participating Preferred Stock (the “Preferred Stock”) upon a triggering event as discussed below. The Rights are not exercisable until the “Distribution Date,” which is the earlier of (i) the date which is 10 days (or such later date as the OSI Board may determine) after the commencement of, or first public announcement of an intention to make, a tender or exchange offer by any person the consummation of which would result in such person becoming an Acquiring Person (defined below) or (ii) the date of the first public announcement that a person has acquired, or obtained the right to acquire, otherwise than pursuant to a Permitted Offer (as defined below), beneficial ownership of 17.5% or more of the outstanding shares of Common Stock. A person whose acquisition of shares of Common Stock causes a Distribution Date to occur pursuant to the foregoing clause (ii) is an “Acquiring Person.” The Rights will expire at the close of business on August 31, 2010, unless earlier redeemed by the Company as described below.

In the event that any person becomes an Acquiring Person (otherwise than pursuant to a Permitted Offer), the Rights will be modified automatically so that each holder of a Right will thereafter have, in lieu of the right to purchase shares of Preferred Stock, the right (the “Flip-In Right”) to receive upon exercise of the Right the number of shares of Common Stock which, immediately before such Acquiring Person became an Acquiring Person, had a market value equal to twice the amount of the exercise price of the Right. Notwithstanding the foregoing, after such person shall have become an Acquiring Person, all Rights that are, or under certain circumstances specified in the Rights Agreement were, beneficially owned by any Acquiring Person or any affiliate or associate thereof will be null and void. A “Permitted Offer” is a tender or exchange offer which is for all outstanding shares of Common Stock at a price and on terms which the OSI Board determines to be adequate and in the best interests of the Company, its stockholders and other relevant constituencies, other than such Acquiring Person, its affiliates and associates.

In the event that, at any time after a person has become an Acquiring Person, (i) the Company is acquired in a merger or other business combination in which the holders of all of the outstanding shares of Common Stock immediately prior to the consummation of the transaction are not the holders of all of the surviving corporation’s voting power or (ii) more than 50% of the Company’s assets or earning power is sold or transferred, in either case with or to an Acquiring Person or any affiliate or associate thereof or any other person in which such Acquiring Person, affiliate or associate has an interest or any person acting on behalf of or in concert with such Acquiring Person (or, if in such transaction all holders of shares of Common Stock are not treated alike, any other person), then each holder of a Right (except Rights which previously have become null and void as set forth above) shall thereafter have the right (the “Flip-Over Right”) to receive, upon exercise of the Right, shares of Common Stock of the acquiring company having a value equal to twice the amount of the exercise price of the Right. Each such holder of a Right will continue to have a Flip-Over Right whether or not such holder exercises or surrenders the Flip-In Right, and such holder will have a successive Flip-Over Right on each occurrence of a transaction specified in the first sentence of this paragraph.

At any time before a person becomes an Acquiring Person, the Company may redeem the Rights in whole, but not in part, at a price of $.001 per Right (the “Redemption Price”). Immediately upon the action of the OSI Board ordering redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price. Each share of Preferred Stock will have 1,000 votes, voting together with the Common Stock. In the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged for or converted into other stock or securities, cash or other property, each share of Preferred Stock will be entitled to receive 1,000 times the amount received per share of Common Stock.

On March 10, 2010, the OSI Board determined, as permitted by the Rights Agreement, to postpone the Distribution Date until such later date as the OSI Board shall determine.

The foregoing summary description of the Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, including Terms of Series SRP Junior Participating Preferred Stock (Exhibit A thereto), Summary of Rights to Purchase Preferred Stock (Exhibit B thereto) and Form of Right Certificate (Exhibit C thereto), a copy of which was previously filed as Exhibits 1, 2, 3 and 4 to the Company’s Registration Statement on Form 8-A filed on September 27, 2000, and is incorporated herein by reference.

Antitrust

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and the rules that have been promulgated thereunder by the Federal Trade Commission (the “FTC”) and the Antitrust Division of the Department of Justice (“DOJ”), certain acquisition transactions may not be consummated unless certain information has been furnished to the DOJ and the FTC and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements.

Under the provisions of the HSR Act applicable to the purchase of Shares pursuant to the Offer, such purchase may not be made until the expiration of a 15-calendar day waiting period following the required filing of a Notification Report Form under the HSR Act by Purchaser.

As a result, the waiting period applicable to the purchase of Shares pursuant to the Offer will expire at 11:59 p.m., New York City time, 15-calendar days following Purchaser’s HSR filing, unless early termination of the waiting period is granted by the FTC and the DOJ or Astellas receives a request for additional information or documentary material prior thereto. If such a request is made to Astellas, the waiting period will be extended until 11:59 p.m., New York City time, 10 calendar days after Astellas’ substantial compliance with such request unless terminated earlier by the FTC and the DOJ. If such a request is issued, the purchase of and payment for Shares pursuant to the Offer will be deferred until the additional waiting period expires or is terminated. Thereafter, such waiting period can be extended only by court order or by Astellas’ voluntary agreement.

Astellas indicated in its Schedule TO that, as permitted under the HSR Act, it expects to request early termination of the initial waiting period applicable to the Offer. There can be no assurance, however, that the 15-calendar day HSR Act waiting period will be terminated early. Shares will not be accepted for payment or paid for pursuant to the Offer until the expiration or earlier termination of the applicable waiting period under the HSR Act. Subject to certain circumstances described in the Offer, any extension of the waiting period will not give rise to any withdrawal rights not otherwise provided for by applicable law. If Purchaser’s acquisition of Shares is delayed pursuant to a formal request by the DOJ or the FTC for additional information and documentary material pursuant to the HSR Act, the Offer may, but need not, be extended.

The DOJ and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as Purchaser’s acquisition of Shares pursuant to the Offer. At any time before or after the consummation of any such transactions, the DOJ or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking actions under the antitrust laws to enjoin consummation of the Offer. Private parties who may be adversely affected by the proposed transaction and individual states may also bring legal actions under the antitrust laws. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be.

Litigation

On March 1, 2010, Parent filed a lawsuit against the Company and each of the members of the OSI Board (the “Director Defendants”) in the Delaware Court of Chancery captioned Astellas US Holding, Inc. v. OSI Pharmaceuticals, Inc., et al. The complaint alleges that the Director Defendants breached and are breaching their fiduciary duties by failing to adequately consider the Offer.

Specifically, the lawsuit alleges that the Director Defendants did not undertake sufficient investigation of Parent’s acquisition proposals and refused to engage in a meaningful dialogue with Parent concerning those proposals. The lawsuit further alleges that the Director Defendants took these actions in order to protect their positions with OSI. The complaint seeks declaratory and injunctive relief to prevent the Director Defendants from using the Rights Agreement and Section 203 of the DGCL to preclude or deter the Offer.

Subsequently, three purported stockholders of the Company filed suits against the Director Defendants captioned Chazen v. OSI Pharmaceuticals, Inc., et al., filed March 5, 2010, Louisiana Municipal Police Employee’ Retirement System v. Ingram et al., filed March 8, 2010, and Southeastern Pennsylvania Transportation Authority v. Ingram et al., filed March 12, 2010. The Chazen and Southeastern Pennsylvania Transportation Authority suits also named OSI as a defendant, but do not expressly state any claim against the Company. The stockholder suits make similar allegations to Parent’s suit and seek similar declaratory and injunctive relief. In addition, the stockholder suits seek monetary damages. On March 10, 2010, the plaintiff in the Chazen suit filed a Motion for Expedited Trial on the Merits requesting a trial within 90 days. A hearing was held on March 12, 2010 in which the Delaware Court of Chancery deferred consideration of the motion and ordered that status reports be submitted on March 19, 2010.

The Company believes the claims asserted are without merit and intends to vigorously defend against these suits.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This Solicitation/Recommendation Statement on Schedule 14D-9 contains forward-looking statements (as defined in Section 21E of the Exchange Act) that involve risks and uncertainties that could cause actual results to differ materially from projected results. Accordingly, investors should not place undue reliance on forward-looking statements as a prediction of actual results. The forward-looking statements may include projections and estimates concerning the timing and success of specific projects and the Company’s future production, revenues, income and capital spending. When this Statement uses the words “believe,” “intend,” “expect,” “may,” “should,” “anticipate,” “could,” “estimate,” “plan,” “predict,” “project,” or their negatives, or other similar expressions, the statements which include those words are usually forward-looking statements. When strategy that involves risks or uncertainties is described, forward-looking statements are being made. The forward-looking statements in this Solicitation/Recommendation Statement on Schedule 14D-9 speak only as of the date of this Solicitation/Recommendation Statement on Schedule 14D-9; the Company disclaims any obligation to update these statements unless required by securities law, and the Company cautions you not to rely on them unduly. The Company based these forward-looking statements on its current expectations and assumptions about future events. While the Company’s management considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies, and uncertainties, most of which are difficult to predict and many of which are beyond the Company’s control. These risks, contingencies and uncertainties relate to, among other matters, the following:

•	risks and uncertainties associated with the Offer;
•	the outcome of any litigation related to the Offer or any other offer or proposal;
•	the Board’s recommendation to the stockholders concerning the Offer or any other offer or proposal;
•	OSI’s and its collaborators’ abilities to effectively market and sell Tarceva and to expand the approved indications for Tarceva;
•	OSI’s ability to protect its intellectual property rights;
•	safety concerns regarding Tarceva;
•	competition to Tarceva and OSI’s drug candidates from other biotechnology and pharmaceutical companies;
•	the completion of clinical trials;
•	the effects of FDA and other governmental regulation, including pricing controls; and
•	OSI’s ability to successfully develop and commercialize drug candidates.

These and other factors are discussed on the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009, under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in such Form 10-K.

Additional information concerning factors that could cause results to differ materially from those in the forward-looking statements are contained in the Company’s filings with the United States Securities and Exchange Commission and especially in the sections therein entitled “Risk Factors,” including, but not limited to, the Company’s Annual Report on Form 10-K, for the fiscal year ended December 31, 2009.

Item 9.	Exhibits

The following exhibits are filed with this Statement:

Exhibit
No.	Description

(a)(1)	Letter to the Company’s stockholders dated March 15, 2010.

(a)(2)	Press Release issued by the Company on March 15, 2010.

(a)(3)	Letter to Company’s employees dated March 15, 2010.

(a)(4)	Employee Frequently Asked Questions Information distributed on March 15, 2010.

(a)(5)	Slide presentation dated March 2010 to be used in connection with investor meetings.

(e)(1)	Excerpts from the Company’s Definitive Proxy Statement on Schedule 14A, filed by the Company on April 29, 2009 (file no. 005-37954), and incorporated herein by reference.

(e)(2)	License Agreement, dated as of December 25, 2003, between Fujisawa Pharmaceutical Co., Ltd. and the Company.

(e)(3)	1997 Incentive and Non-Qualified Stock Option Plan, filed by the Company as an exhibit to the registration statement on Form S-8, filed on November 4, 1997 (file no. 333-39509), and incorporated herein by reference.

(e)(4)	1999 Incentive and Non-Qualified Stock Option Plan, as amended, filed by the Company as an exhibit to the Form 10-Q for the quarter ended September 30, 2006 (file no. 000-15190), and incorporated herein by reference.

(e)(5)	Amended and Restated Stock Incentive Plan, as amended, filed by the Company as an exhibit to the Form 10-Q for the quarter ended September 30, 2007 (file no. 000-15190), and incorporated herein by reference.

(e)(6)	Employment Agreement, dated June 14, 2006, by and between OSI Pharmaceuticals, Inc. and Colin Goddard, Ph.D., as amended on June 21, 2006, filed by the Company as an exhibit to the Form 8-K filed on June 22, 2006 (file no. 000-15190), and incorporated herein by reference.

(e)(7)	Amendment to Employment Agreement, dated December 18, 2008, by and between OSI Pharmaceuticals, Inc. and Colin Goddard, Ph.D., filed by the Company as an exhibit to the Form 10-K for the fiscal year ended December 31, 2008 (file no. 000-15190), and incorporated herein by reference.

(e)(8)	Employment Agreement, dated December 16, 2008, by and between OSI Pharmaceuticals, Inc. and Pierre Legault, filed by the Company as an exhibit to the Form 8-K filed on December 16, 2008 (file no. 000-15190), and incorporated herein by reference.

(e)(9)	Employment Agreement, dated May 16, 2003, by and between OSI Pharmaceuticals, Inc. and Gabriel Leung, filed by the Company as an exhibit to the Form 10-K for the fiscal year ended September 30, 2003 (file no. 000-15190), and incorporated herein by reference.

(e)(10)	Addendum to Employment Agreement, dated January 5, 2004, by and between OSI Pharmaceuticals, Inc. and Gabriel Leung, filed by the Company as an exhibit to the Form 10-QT for the transition period ended December 31, 2004 (file no. 000-15190), and incorporated herein by reference.

(e)(11)	Amendment to Employment Agreement, dated December 18, 2008, by and between OSI Pharmaceuticals, Inc. and Gabriel Leung, filed by the Company as an exhibit to the Form 10-K for the fiscal year ended December 31, 2008 (file no. 000-15190), and incorporated herein by reference.

(e)(12)	Service Contract, dated September 20, 2005, by and between OSI Pharmaceuticals, Inc. and Dr. Anker Lundemose, filed by the Company as an exhibit to the Form 8-K filed on September 26, 2005 (file no. 000-15190), and incorporated herein by reference.

(e)(13)	Letter Agreement, dated November 15, 2001, by and between OSI Pharmaceuticals, Inc. and Mr. Robert L. Simon filed by the Company as an exhibit to the Form 10-Q for the quarter ended March 31, 2005 (file no. 000-15190), and incorporated herein by reference.

(e)(14)	Amended Letter Agreement, dated September 20, 2005, by and between OSI Pharmaceuticals, Inc. and Robert L. Simon, filed by the Company as an exhibit to the Form 8-K filed on September 26, 2005 (file no. 000-15190), and incorporated herein by reference.

(e)(15)	Amendment to Letter Agreement, dated December 18, 2008, by and between OSI Pharmaceuticals, Inc. and Robert L. Simon, filed by the Company as an exhibit to the Form 10-K for the fiscal year ended December 31, 2008 (file no. 000-15190), and incorporated herein by reference.

(e)(16)	Change in Control Arrangement, dated October 4, 2001, as amended and restated on December 4, 2007, by and between OSI Pharmaceuticals, Inc. and Linda E. Amper, filed by the Company as an exhibit to the Form 10-K for the fiscal year ended December 31, 2007 (file no. 000-15190), and incorporated herein by reference.

(e)(17)	Amendment to Change in Control Arrangement, dated December 18, 2008, by and between OSI Pharmaceuticals, Inc. and Linda E. Amper, filed by the Company as an exhibit to the Form 10-K for the fiscal year ended December 31, 2008 (file no. 000-15190), and incorporated herein by reference.

(e)(18)	Change of Control Arrangement, dated on October 4, 2001, as amended on September 20, 2005, by and between OSI Pharmaceuticals, Inc. and Barbara A. Wood, Esq. filed by the Company as an exhibit to the Form 8-K filed on September 26, 2005 (file no. 000-15190), and incorporated herein by reference.

(e)(19)	Amendment to Change of Control Arrangement, dated December 18, 2008, by and between OSI Pharmaceuticals, Inc. and Barbara A. Wood, Esq., filed by the Company as an exhibit to the Form 10-K for the fiscal year ended December 31, 2008 (file no. 000-15190), and incorporated herein by reference.

(e)(20)	Employment Agreement, dated March 2, 2005, between Prosidion Limited and Dr. Jonathan Rachman, filed by the Company as an exhibit to the Form 10-K for the fiscal year ended December 31, 2009 (file no. 000-15190), and incorporated herein by reference.

(e)(21)	Stock Option Agreement, dated January 22, 2010, between the Company and Dr. Jonathan Rachman, filed by the Company as an exhibit to the Form 10-K for the fiscal year ended December 31, 2009 (file no. 000-15190), and incorporated herein by reference.

(e)(22)	Restricted Stock Unit Agreement, dated January 22, 2010, between the Company and Dr. Jonathan Rachman, filed by the Company as an exhibit to the Form 10-K for the fiscal year ended December 31, 2009 (file no. 000-15190), and incorporated herein by reference.

(e)(23)	Restated Certificate of Incorporation of OSI Pharmaceuticals, Inc., filed by the Company as an exhibit to the Form 10-K for the fiscal year ended September 30, 2001 (file no. 000-15190), and incorporated herein by reference.

(e)(24)	Letter to Dr. Colin Goddard from Mr. Masafumi Nogimori dated February 2, 2009.

(e)(25)	Letter to Mr. Masafumi Nogimori from Dr. Colin Goddard dated February 5, 2009.

(e)(26)	Letter to Mr. Masafumi Nogimori from Dr. Colin Goddard dated February 19, 2009.

(e)(27)	Letter to Mr. Masafumi Nogimori from Dr. Colin Goddard dated February 22, 2010.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OSI PHARMACEUTICALS, INC.

By:	/s/ Barbara A. Wood
Name: Barbara A. Wood
Title: Senior Vice President, General
Counsel and Secretary

Dated: March 15, 2010

Annex A

[LETTERHEAD OF CENTERVIEW PARTNERS LLC]

March 12, 2010
Board of Directors
OSI Pharmaceuticals, Inc.
41 Pinelawn Road
Melville, New York 11747

Members of the Board:

You have asked us to advise you with respect to the adequacy, from a financial point of view, of the consideration proposed to be paid in the Offer (as defined below) to the holders of shares of the common stock, par value $0.01 per share, of OSI Pharmaceuticals, Inc. (“OSI” and, such common stock, “OSI Common Stock”), other than Astellas Pharma Inc. (“Astellas”), Astellas US Holding, Inc., a wholly owned subsidiary of Astellas (“Astellas Holding”), Ruby Acquisition, Inc., a wholly owned subsidiary of Astellas Holding (“Offeror”), and their respective affiliates (collectively, the “Astellas Parties”). Subject to the satisfaction of certain conditions as set forth in the offer to purchase and related letter of transmittal, each attached as exhibits to the Tender Offer Statement on Schedule TO filed on March 2, 2010, as amended to date, by Astellas, Astellas Holding and Offeror with respect to the Offer (collectively, the “Offer Documents”), Offeror has commenced an offer to purchase all outstanding shares of OSI Common Stock at a price of $52.00 per share in cash (the “Consideration” and, such offer, the “Offer”) and, subsequent to completion of the Offer, Astellas intends to cause the Offeror or another of its subsidiaries to consummate a merger with OSI in which each outstanding share of OSI Common Stock not previously tendered in the Offer would be converted into the right to receive the Consideration (the “Merger” and, together with the Offer, the “Transaction”). The terms and conditions of the Transaction are set forth in more detail in the Offer Documents.

In connection with rendering our opinion, we have reviewed, among other things, the Offer Documents and drafts of the Solicitation/Recommendation Statement on Schedule 14D-9 to be filed by OSI relating to the Offer (the “Schedule 14D-9”). We also have reviewed and analyzed certain publicly available business and financial information relating to OSI, including OSI’s audited financial statements as of and for the year ended December 31, 2009, certain publicly available research analysts’ estimates, and certain internal financial and operating information relating to OSI, including financial forecasts, analyses and projections prepared by or on behalf of OSI and provided to us for purposes of our analysis, and we have met with management of OSI to review and discuss such information and, among other matters, OSI’s business, operations, assets, financial condition and future prospects.

We also have reviewed and considered certain financial and stock market data relating to OSI, and we have compared that data with similar data for certain other companies, the securities of which are publicly traded, that we believe may be relevant or comparable in certain respects to OSI or one or more of its businesses or assets, and we have reviewed and considered the financial terms of certain business combinations in the biotechnology and specialty pharmaceuticals industries. We further have reviewed historical stock prices and trading volumes of OSI Common Stock. In addition, we have performed such other financial studies, analyses, and investigations and reviewed such other information as we considered appropriate for purposes of this opinion.

In our review and analysis and in formulating our opinion, we have assumed and relied upon the accuracy and completeness of all of the historical financial and other information provided to or discussed with us or publicly available, and we have not assumed any responsibility for independent verification of any of such information. We also have assumed that the internal projections, forecasts and analyses relating to

Board of Directors
OSI Pharmaceuticals, Inc.
March 12, 2010

OSI were reasonably prepared in good faith and on bases reflecting the best currently available judgments and estimates of OSI’s management. We express no opinion with respect to any projections, forecasts, analyses and estimates reviewed by us or the assumptions upon which they are based. We also have relied, with OSI’s consent, on the assessments of OSI’s management as to the validity of, and risks associated with, the products, product candidates and technology of OSI (including, without limitation, the timing and probability of successful development, testing and marketing of such products, product candidates and technology, approval thereof by appropriate governmental authorities and the validity and life of patents relating thereto). In addition, we have not reviewed any of the books and records of OSI, or assumed any responsibility for conducting a physical inspection of the properties or facilities of OSI or for making or obtaining an independent valuation or appraisal of the assets or liabilities (contingent or otherwise) of OSI or concerning the solvency or fair value of OSI and no such independent valuation or appraisal was provided to us. We have assumed that the Transaction, if consummated, would be completed as described in the Offer Documents. We also have assumed, with OSI’s consent, that the Schedule 14D-9, when filed, will conform to the last draft reviewed by us in all material respects. In addition, we have assumed, with OSI’s consent, that obtaining the necessary governmental, regulatory or third party approvals and consents for the Transaction would not have an adverse effect on OSI or the Transaction. We do not express any opinion as to any tax or other consequences that might result from the Transaction, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that OSI obtained such advice as it deemed necessary from qualified professionals.

Centerview Partners LLC (“Centerview”) is acting as financial advisor to OSI in connection with the Transaction. OSI has agreed to pay us certain fees for our services, portions of which are payable during the course of our engagement, a portion of which is payable in the event OSI remains independent and a significant portion of which is payable upon consummation of a sale of OSI, either as a result of the Transaction or otherwise. In addition, OSI has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement. We may provide investment banking and other financial services to OSI, Astellas or their respective affiliates in the future, for which we may receive compensation. Centerview has not been engaged to act as an agent or a fiduciary of OSI, any of its affiliates or its stockholders. In the ordinary course of our business, Centerview or its affiliates may, from time to time, make a market in, have a long or short position in, buy and sell or otherwise effect transactions for customer accounts and for our own accounts in securities or loans of, or perform investment banking, commercial lending or other services for, OSI, Astellas and other entities which are or may be involved in the Transaction. The issuance of this opinion was approved by an authorized internal committee.

In connection with our engagement and prior to the date hereof, we were not authorized to, and we did not, solicit indications of interest from Astellas or other third parties regarding a potential transaction with OSI. We also were not requested to consider, and our opinion does not address, the relative merits of the Transaction as compared to any strategic alternatives that may be available to OSI or the underlying business decision of OSI with respect to the Offer. This opinion addresses only the adequacy from a financial point of view, as of the date hereof, of the Consideration proposed to be paid to the holders of OSI Common Stock (other than the Astellas Parties) pursuant to the Offer and no view or opinion is expressed as to any other terms or any aspects or implications of the Transaction, including, without limitation, the form or structure of the Transaction. We express no opinion as to the fairness of the amount or nature of, or any other aspects relating to, the compensation to any officers, directors or employees of any parties to the Transaction, or class of such persons, relative to the Consideration or otherwise. We also are not expressing any opinion as to the prices at which the OSI Common Stock will trade at any time. Our opinion is necessarily based

Board of Directors
OSI Pharmaceuticals, Inc.
March 12, 2010

on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof.

It is understood that our advisory services and the opinion expressed herein are provided for the information and benefit of the Board of Directors of OSI (solely in its capacity as such) in connection with its evaluation of the Offer. This opinion is not intended to and does not constitute a recommendation as to whether or not any holders of OSI Common Stock should tender such OSI Common Stock in the Offer or how to vote or act with respect to the Transaction or any other matter.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that, as of the date hereof, the Consideration proposed to be paid in the Offer to the holders of OSI Common Stock (other than the Astellas Parties) is inadequate to such holders from a financial point of view.

Very truly yours,

/s/  Centerview Partners LLC
Centerview Partners LLC

Annex B

[LETTERHEAD OF LAZARD FRÈRES & CO. LLC]

March 12, 2010
The Board of Directors
OSI Pharmaceuticals, Inc.
41 Pinelawn Road
Melville, New York 11747

Dear Members of the Board:

We understand that Astellas Pharma Inc., a corporation formed under the laws of Japan (“Astellas”), Astellas US Holding, Inc., a Delaware corporation and wholly owned subsidiary of Astellas (“Astellas Holding”), and Ruby Acquisition, Inc., a Delaware corporation and wholly owned subsidiary of Astellas Holding (“Offeror”), have commenced an offer to acquire OSI Pharmaceuticals, Inc., a Delaware corporation (“OSI”). Subject to the terms and conditions set forth in the Offer Documents (as defined below), Offeror has commenced a tender offer (the “Offer”) to purchase all outstanding shares of the common stock, par value $0.01 per share, of OSI (“OSI Common Stock”) at a purchase price of $52.00 per share in cash (the “Consideration”) and, subsequent to the consummation of the Offer, Astellas intends to cause Offeror or another of its subsidiaries to be merged with OSI (the “Merger” and, together with the Offer, the “Transaction”) pursuant to which each outstanding share of OSI Common Stock not previously tendered would be converted into the right to receive the Consideration. The terms and conditions of the Transaction are more fully set forth in the Offer Documents.

You have requested our opinion as of the date hereof as to the adequacy, from a financial point of view, to holders of OSI Common Stock (other than Astellas, Astellas Holding, Offeror and their respective affiliates (collectively, the “Astellas Parties”)) of the Consideration proposed to be paid to such holders in the Offer.

In connection with this opinion, we have:

(i)	Reviewed the financial terms and conditions of the Transaction as set forth in the offer to purchase and related letter of transmittal, each attached as exhibits to the Tender Offer Statement on Schedule TO filed on March 2, 2010, as amended to date, by Astellas, Astellas Holding and Offeror with respect to the Offer (collectively, the “Offer Documents”), and drafts of the Solicitation/Recommendation Statement on Schedule 14D-9 of OSI relating to the Offer (the “Schedule 14D-9”);

(ii)	Reviewed certain publicly available historical business and other financial information relating to OSI, including certain publicly available financial forecasts;

(iii)	Reviewed various financial forecasts and other data and information provided to us by the management of OSI relating to the business of OSI;

(iv)	Held discussions with members of the senior management of OSI with respect to the business and prospects of OSI;

(v)	Reviewed public information with respect to certain other companies in lines of business we believe to be generally relevant in evaluating the business of OSI;

(vi)	Reviewed the financial terms of certain business combinations involving companies in lines of business we believe to be generally relevant in evaluating the business of OSI;

(vii)	Reviewed historical stock prices and trading volumes of OSI Common Stock; and

(viii)	Conducted such other financial studies, analyses and investigations as we deemed appropriate.

The Board of Directors
OSI Pharmaceuticals, Inc.
March 12, 2010

We have assumed and relied upon the accuracy and completeness of the foregoing information, without independent verification of such information. We have not conducted any independent valuation or appraisal of any of the assets or liabilities (contingent or otherwise) of OSI or concerning the solvency or fair value of OSI, and we have not been furnished with any such valuation or appraisal. With respect to the financial forecasts relating to OSI utilized in our analyses, we have assumed, with the consent of OSI, that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments as to the future financial performance of OSI. We assume no responsibility for and express no view as to any such forecasts or the assumptions on which they are based. We also have relied, with the consent of OSI, on the assessments of the management of OSI as to the validity of, and risks associated with, the products, product candidates and technology of OSI (including, without limitation, the timing and probability of successful development, testing and marketing of such products, product candidates and technology, approval thereof by appropriate governmental authorities and the validity and life of patents relating thereto).

Further, our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We assume no responsibility for updating or revising our opinion based on circumstances or events occurring after the date hereof. We do not express any opinion as to the price at which shares of OSI Common Stock may trade at any time.

In rendering our opinion, we have assumed, with the consent of OSI, that the Transaction, if consummated, would be completed on the terms described in the Offer Documents. We also have assumed, with the consent of OSI, that the Schedule 14D-9, when filed, will conform to the last draft reviewed by us in all material respects. We further have assumed, with the consent of OSI, that obtaining the necessary governmental, regulatory or third party approvals and consents for the Transaction would not have an adverse effect on OSI or the Transaction. We do not express any opinion as to any tax or other consequences that might result from the Transaction, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that OSI obtained such advice as it deemed necessary from qualified professionals. We express no view or opinion as to any terms or other aspects or implications of the Transaction (other than the Consideration to the extent expressly specified herein), including, without limitation, the form or structure of the Transaction. In addition, we express no view or opinion as to the fairness of the amount or nature of, or any other aspects relating to, the compensation to any officers, directors or employees of any parties to the Transaction, or class of such persons, relative to the Consideration or otherwise.

Lazard Frères & Co. LLC (“Lazard”) is acting as financial advisor to OSI in connection with the Transaction and will receive a fee for such services, portions of which are payable during the course of our engagement, a portion of which is payable in connection with this opinion, a portion of which is payable upon any withdrawal of the Offer and a substantial portion of which is contingent upon the consummation of a sale of OSI, including as a result of the Transaction or otherwise. In addition, we in the past have provided and in the future may provide investment banking services to OSI, Astellas and their respective affiliates unrelated to the Transaction, for which we have received and may receive compensation, including having acted as financial advisor to Astellas in connection with its proposed acquisition of CV Therapeutics, Inc. in 2009. In the ordinary course of their respective businesses, Lazard, LFCM Holdings LLC (an entity indirectly owned in large part by managing directors of Lazard) and our respective affiliates may actively trade securities of OSI, Astellas and their respective affiliates for their own accounts and for the accounts of their customers and, accordingly, may at any time hold a

The Board of Directors
OSI Pharmaceuticals, Inc.
March 12, 2010

long or short position in such securities. The issuance of this opinion was approved by the Opinion Committee of Lazard.

In connection with our engagement and prior to the date hereof, we were not authorized to, and we did not, solicit indications of interest from Astellas or other third parties regarding a potential transaction with OSI. We also were not requested to consider, and our opinion does not address, the relative merits of the Transaction as compared to any other transaction or business strategy in which OSI might engage or the merits of the underlying decision by OSI with respect to the Offer.

Our engagement and the opinion expressed herein are for the benefit of the Board of Directors of OSI (solely in its capacity as such) and our opinion is rendered to the Board of Directors of OSI in connection with its evaluation of the Offer. Our opinion is not intended to and does not constitute a recommendation to any stockholder as to whether such stockholder should tender shares of OSI Common Stock in the Offer or how such stockholder should vote or act with respect to the Transaction or any matter relating thereto.

Based on and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration proposed to be paid in the Offer to holders of OSI Common Stock (other than the Astellas Parties) is inadequate, from a financial point of view, to such holders.

Very truly yours,

LAZARD FRÈRES & CO. LLC

By	/s/ Stephen Sands
Managing Director